Exhibit 7

Annual Report 2009 Financial Convenience. Everyday People.

Values we value our customers code of conduct Respect Your Customers treat them with dignity and courtesy at all times Respect Your Associates treat them as you would like to be treated Respect Yourself Work hard and use good, ethical judgment in everything you do Respect the Law It is there to protect us and our customers four core Values Honesty We are honest with our co-workers and the people we deal with. Integrity a way of conducting one’s life and the ability to operate ethically in all circumstances at all times. Loyalty the company is loyal to you, you are loyal to the company, and above all, we are loyal to our customers. Teamwork We can do it together. COVER: In June 2009 participants in cash store Financial’s inaugural freedom run in Sherwood Park, Alberta, raised almost $50,000 for diabetes research. Over 300 runners and volunteers took part.

Financial Convenience. Everyday People. The Company operates two of the most recognizable brands in Canada’s expanding payday loan services market – The Cash Store and Instaloans – offering customers an option to traditional banks. The Cash Store and Instaloans each hold dominant positions in key markets, acting as brokers to facilitate payday advance services to income earning consumers. The company provides debit cards, a prepaid MasterCard, financial product insurance, Western Union wire transfers, cheque cashing products and term loans in selected branches. By branch count the Company now holds over 30 percent of Canada’s alternative financial services market and is a leading provider in all key markets. Since inception we have given back to the communities in which we do business. We recently enhanced our social contribution through a commitment to raise $7.5 million for diabetes research. Through this commitment we have engaged Canadians in fundraising activities in communities across the nation. Cash Store Financial is the only payday advance company trading on the Toronto Stock Exchange (TSX:CSF). Founded in 2001 in Edmonton, Alberta under the name of Rentcash Inc., the company is driven by a dynamic workforce, a performance-based culture, and a commitment to strong business fundamentals. Cash Store Financial employs over 1,600 associates nationwide. As Canada’s leading provider of alternative financial products and services, The Cash Store Financial Services Inc. (Cash Store Financial) boasts a growing network of more than 450 branches in over 200 communities nationwide.

We are a team of motivated, knowledgeable associates dedicated to: providing superior service and innovative products building a partnership with our customers being an alternative financial provider to traditional banks serving the needs of everyday people growing a profitable organization Vision to be the best

CASH STORE FINANCIAL’S EXPANDING FOOTPRINT Over 450 branches; 200-plus communities Cash Store Financial has grown into a truly national company. We hold over 30 percent of the market and are the leading provider in all key markets. CHAIRMAN’S REPORT Report to Shareholders from the Chairman and Chief Executive Officer Gordon J. Reykdal, Chairman and Chief Executive Officer, reports on our record earnings and describes our platform for future growth. PRESIDENT’S REPORT Report to Shareholders from the President and Chief Operating Officer Barret J. Reykdal, President and Chief Operating Officer, describes how our earnings growth is directly related to our people and the maturation of our branch network. OUR ASSOCIATES The opportunity culture in our Company drives the business Stories of five associates who are realizing their potential. LONG SERVICE AWARDS We acknowledge those of our associates who have made an extended commitment to our business. OUR COMMITMENT TO DIABETES research details on our progress to contribute $7.5 million for diabetes research. Management’s Discussion and Analysis Financial Statements Notes to Consolidated Financial Statements Corporate Governance Board of Directors Company Information Cash Store Financial 2009 Annual Report 5 6 9 12 15 17 19 43 48 67 68 69

We are committed to making sure that all of our customers are treated fairly in all aspects of their dealings with us. In this regard, we Disclose all costs, including default and interest charges Protect our customers’ privacy Allow our customers to rescind their loan within 24 hours Refuse to grant rollovers Advance loans only up to an approved maximum Employ collection practices that are fair and in full compliance with provincial regulations We publish a Customer Care pamphlet series that is accessible and on prominent display in all of our of branches. Our pamphlets include: An itemized list of fees and charges for our products and services Clear language advising consumers that payday loans are not a long-term credit solution financial planning and budgeting advice Contact information for credit counseling services Commitment to customer care

Cash Store Financial’s Expanding Footprint 45 IL 74 CS 119 33 IL 57 CS 90 10 IL 20 CS 30 27 IL 124 CS 151 1 CS As Canada’s leading provider of alternative financial products and services, Cash Store Financial boasts a growing network of more than 450 branches in over 200 communities nationwide. The Cash Store and Instaloans each hold dominant positions in key markets, acting as brokers to facilitate payday advance services to income earning consumers. Our objective is to surpass 500 branches in fiscal 2010. 5 (CS) (IL) 450+ Branches 1 CS 18 CS 11 CS 18 CS 12 CS 3 CS

Chairman’s Report From the Chairman and Chief Executive Officer Despite one of the worst economic downturns in recent North American history fiscal 2009 was marked by record revenues and earnings. Our platform for future growth is stronger than it has ever been. Working with provincial governments in all of our key markets we secured balanced consumer protection rules that will facilitate stable long-term growth. New regulations will be fully implemented in early calendar 2010. As a result, we anticipate significant industry consolidation and we have an aggressive organic growth strategy in place. The resolution of class action lawsuits will allow us to pursue this growth with unnecessary distractions for management and unwarranted costs to the business. These achievements, in combination with the overall maturation of our retail management team, position us well for continued earnings growth in future periods. Our results We had marked improvements relative to the year ended June 30, 2008, with record levels achieved in revenue, earnings and branch operating income. Revenue for the year ended June 30, 2009 was $150.5 million, an increase of $19.7 million or 15% compared to $130.8 million in the prior year. Net income excluding class action settlement costs was up 55% to $19.4 million from $12.5 million in the prior year. Inclusive of a $6.9 million provision for class action settlement costs, net income increased 17% to $14.6 million. Gordon J. Reykdal Chairman and Chief Executive Officer

Net Income from continuing operations ($ in millions) 07 08 09 $8.7 $12.5 $14.6 44% 17% Diluted earnings Per Share ($ in dollars) 07 08 09 $0.42 $0.62 $0.81 48% 31% EBITA (adjusted) ($ in millions) 07 08 09 $19.0 $26.3 $35.5 38% 35% diluted earnings per share excluding class action settlement costs were up 74% to $1.08 per share from $0.62 for fiscal 2008. Inclusive of non-recurring class action costs, diluted EPS increased to $0.81, an improvement of 31%. Adjusted EBITA before class action costs was up 35% to $35.5 million, compared to $26.3 million last year. Before adjustments EBITA was $28.6 million. Same branch revenues improved 10.7% for the 344 branches open since the beginning of fiscal 2008 averaging $392,800 in fiscal 2009 compared to $354,900 in the prior year. Branch operating income for the year was a record $54.6 million for the year, up 37% compared to $39.8 million the previous year. Maintaining a strong cash position is a critical component of our management philosophy. It enables us to directly fund our organic expansion strategy and to ensure that shareholders get a reasonable return even when the market does not recognize the company’s intrinsic value. In fiscal 2009, we returned $21.4 million to our shareholders through the repurchase of 2,718,470 shares at a cost of $16.1 million and $5.3 million in dividend payments. In the fourth quarter, we declared a special dividend of $0.075 over and above our regular quarterly dividend of $0.065. We closed the year with a cash position of $18.5 million, up from $15.6 million at June 30, 2008. The economic downturn impacted many businesses through restrictions on their access to capital, reduced consumer uptake of products and services and increased delinquencies on the part of consumers who may have found it more difficult to meet their obligations. None of these factors affected Cash Store Financial over the past year. Consumer acceptance of our products grew. Improved collections protocols reduced both our delinquencies and our blended default rate. At no time through the downturn did we experience liquidity restrictions or upward pressure on the cost of capital. Our ability to service our customers’ needs remained well-intact throughout the year. With the onset of regulation we anticipate that we will be able to reduce costs significantly. OUR COMMITMENT TO DIABETES research In October 2008 we announced our partnership with the Alberta Diabetes Foundation, which is the fundraising arm of the Alberta Diabetes Institute, a Canadian Centre of Excellence and a globally recognized research institute dedicated to finding a cure for diabetes. We made a commitment to raise $7.5 million over the next seven years. We came to this partnership through direct requests from our associates and customers to become more involved in the communities in which we do business. They wanted the Company to look beyond the bottom line. More than anything else they wanted to get involved. 7

8 Over the past year we have begun to build the infrastructure for a national community-based fundraising program which we expect will run well beyond our initial seven year commitment. To date, over 50% of our branch level associates have made direct financial contributions to the program. Through the sale of retail merchandise we expect to raise $100,000 in the fiscal year. We will have coordinated 21 “Freedom runs” across the country, with more scheduled for next year. Nearly 200 Company associates have volunteered countless hours of their time to make this program a success. Through these initiatives and our annual minimum corporate contribution of $200,000, I anticipate that we will contribute upwards of $500,000 in the first year of our program. I am delighted with our progress in this initiative to fund research that we know will save lives. It speaks directly to the energy and commitment of our associates. I remain fully confident that our donation will contribute directly to a cure for diabetes. LOOKING AHEAD Our primary goal through fiscal 2010 is to continue our progress in maximizing shareholder value by growing earnings per share. We will maintain a strong balance sheet and pursue aggressive growth at acceptable risk. We will control costs through operational excellence; and, we will be steadfast in our efforts to have all branches older than one year contributing to profitability. We will continue expanding our branch network by opening up to 80 new branches this year. our objective is to surpass 500 branches in fiscal 2010. We will maintain our focus on associate training programs. This will enable us to bring our existing branches to maturity more rapidly. We will focus on product innovation and bring new offerings on-stream in a strategic and measured fashion. Senior management will maintain its focus on hands-on management and we will continue to work with governments in those jurisdictions where further regulation may be warranted. Key to our long-term success is an emphasis on customer service. We have distinguished ourselves from the competition through our open-concept branches and a business model that encourages associates to get to know their customers. the number one driver behind the success of our business has been word of mouth. as we move forward into the fiscal year I am confident that the word continues to spread. I would like to thank our associates for their dedication, hard work and success over this past year. Thank you to our shareholders for their continued support of and commitment to this company. Gordon J. Reykdal Chairman and Chief Executive Officer

President’s Report From the President and Chief Operating Officer The bottom line is that every year our associates get better at what they do. they’re better at capturing new customers, better at selling ancillary products, better at collecting accounts and better at controlling costs. We’ve seen it in the results. Revenue for the year ended June 30, 2009 was a record $150.5 million, an increase of $19.7 million or 15% compared to $130.8 million in the prior year. For the 344 branches open since the beginning of fiscal 2008, same branch revenues improved 10.7% to $392,800 in fiscal 2009 from $354,900. Branch operating income for the year was a record $54.6 million, up 37% from $39.8 million in 2008. Retention payments – a key measure of our ability to manage risk – dropped substantially from 3.9 percent of loans brokered in fiscal 2008 to 3.0 percent in fiscal 2009. Cash Store Financial reached a significant milestone last year when it surpassed 400 branches in the second quarter. We are obviously very proud of this achievement, but there remains untapped potential in the Canadian market. In the first quarter of fiscal 2010 we opened our 450th branch, and we expect to break the 500 branch threshold by the end of fiscal 2010. We currently employ over 1600 associates. The ability of our Company to grow branch operating income by 40% in the midst of an economic downturn speaks volumes about the commitment of our associates, the strength of our field management program, and the revenue impact of a maturing branch network. Barret Reykdal President and chief Operating Officer

Branch Operating Income ($ in millions) 07 08 09 $35 $39.8 $54.6 14% 40% Same Branch Revenues ($ in thousands) 08 09 $354.9 $392.8 10.7% retention Payments ($ in millions) 07 08 09 $23.4 $20.1 $18.0 14% 10% We have accommodated this rapid expansion by establishing well-defined site selection protocols, direct marketing programs, and succession systems to ensure that all new branches are supported by experienced regional managers. Over the year, we reduced significantly the percentage of under-performing branches and we accelerated the average time to profitability for many of our new branches. Always with our eye to the future, we expanded our Divisional Vice President group with one new addition in Eastern Canada, to ensure that our hands-on management program remains strong. Our senior managers spend a great deal of time in our branches with associates, continually coaching them on how to improve their sales skills and how to strengthen the overall earnings capacity of each and every branch. Associate turnover has improved and the tenure of our managers is increasing. The average tenure of a Cash Store Financial branch manager is now three years. Over the fiscal year we expanded our sales training program to include more direct training of our branch-level customer service representatives. We increased our emphasis on basic sales protocols and challenged our associates to reach new targets in specific areas including ancillary products. STAYING CONNECTED In fiscal 2009, we launched Cash Store TV, an internal television network through which our corporate and retail operations can stay connected. Cash Store TV is now a foundational component of our training infrastructure and it has proven instrumental in our strategic focus on growing revenues from ancillary products. For fiscal 2009, product and revenue diversification initiatives generated very positive results. Fees from other services (including fees from prepaid MasterCard, financial product insurance, Western Union wire transfers, cheque cashing products and term loans in selected branches) increased 17.5% to $25.5 million for the year, compared to $21.7 million for the year ended June 30, 2008. Cash Store TV has also played a big role in solidifying the participation of our associates in our Commitment to Diabetes Research initiative. The biggest development for our Company over the coming year will be the onset of regulation. We have been a leader in consumer protection and were one of the first Canadian companies to eliminate rollovers from our payday loan product mix. We did this even though some of our competitors did not. Our associates remained firm during the implementation of this and many other consumer protection measures. I believe that it is in large measure our associates’ commitment to fair business practices that helped persuade regulators to move forward with new rules. 10

Branch Count
(as of June 30, 2002-2009)
20
57
108
277
338
358
384
424
02
03
04
05
06
07
08
09



Associate Count
(as of June 30, 2002-2009)
75
258
426
1100
1300
1390
1500
1600+
02
03
04
05
06
07
08
09

We look forward to operating within a regulated environment, most particularly because we believe that regulation will open this industry to many new customers who have a need for the industry's services but have not utilized them out of a fear of being unprotected by a government framework.

We believe that regulation will create substantive new opportunities through industry consolidation and organic customer growth. We have a strong cash position. We are nimble and able to grow quickly.

The Cash Store and Instaloans are recognized as the leading retail brands in Canada's expanding alternative financial services market. Both chains occupy dominant positions in all key markets. It is our intention to further strengthen our dominant footprint with a well-trained and focused compliment of associates who are dedicated to excellence and the overall success of our Company.

I would like to thank all of our associates for their exceptional performance over the past year.

11



Barret J. Reykdal
President and Chief Operating Officer

Michelle Geneau Branch Manager, C31 (The Cash Store), Brantford, Ontario Our longest serving Branch Manager, Michelle started with Cash Store Financial in October 2002. She began in a part-time position and was promoted to full-time within five months, and to Manager within another four. In seven years she has seen many changes in the way the Company is run and is honoured to have grown with it. “The best part of working for the Company is that Gord and Barret Reykdal have always made a point to thank me for my hard work and contribution. As well, my Divisional Vice President, David McNeil and my Regional Manager, Kevin Hatt have been a great support.” Our Associates “I love my job because, like the Company, it is ever changing and evolving. What has struck me the most in this position is the sheer volume of talented people employed by Cash Store Financial.” Michelle Geneau The revenue impact of a long-term associate base cannot be understated. Every year our associates get better at what they do. They’re better at capturing new customers, cross-selling ancillary products and controlling costs. We’ve seen it in the results.

Annely Armstrong Corporate Development Specialist, Northwestern Ontario Armed with an extensive background in Human Resources and Industrial Relations, Annely joined Cash Store Financial in 2004 as a Sales Solutions Manager for Instaloans 791 in Fort Frances, Ontario. Each passing year has seen her take on more responsibilities within the Company, including assisting with the rollout of BOSS, our internal operating system, interviewing regional Managers, and developing new training modules. “I love my job because, like the Company, it is ever changing and evolving. What has struck me the most in this position is the sheer volume of talented people employed by Cash Store Financial. From the frontline CSR to the most senior VP, the message is teamwork – and when we focus on something together, amazing results are achieved.” Michelle Prince Regional Manager, Region 38 Prince George, British Columbia Michelle is proof of the many opportunities for growth and advancement within the Company. She began her Cash Store Financial career in July 2003 as a full-time Customer Service Representative with Instaloans 726, in Prince George British Columbia and became Branch Manager in November of that year. In October 2006 she accepted a well-deserved promotion to Regional Manager of Region 38, where she is responsible for 15 branches on North Vancouver Island and Prince George. “I love the last week of a month when it all comes together, that scramble to hit the best numbers possible and try to make the top 10 or better on the branch ranking report. Having a strong team makes all the difference. Taking time to hire the right people ensures you have a strong team.” “I love the last week of a month when it all comes together, that scramble to hit the best numbers possible and try to make the top 10 or better on the branch ranking report. Having a strong team makes all the difference.” Annely Armstrong Michelle Prince

Winner - Regional Manager of the Year 2009 Travis Kendall Vice President Operations, Division 5, Saskatoon, Saskatchewan Travis has worked with the Company since March 2006, advancing from Branch Manager to Regional Manager, to his new posting in June of 2009 as a Vice President of Operations. A total team player, he enjoys the time he shares with his associates and the feeling that everyone is a part of the growth and not just a product of it. “The best part is visiting the branches and being able to share my past experiences as well as great ideas from other associates in order to help them take their branch to the next level. This is the best organization that I have ever been affiliated with. It feels like a family and they encourage personal growth as well as recognize and reward hard work.” Winner – Corporate Achievement Award Sandy McMullan Purchasing Co-ordinator, Corporate Office, Edmonton, Alberta When Sandy first started in Materials & Assets Management three years ago she was quite intimidated, having never worked for such a large company. Fortunately, she says that the feeling only lasted about a day, as everyone was so nice. Since then, life has never been boring and Sandy loves the fast pace of being part of a team that helps branches be their best. She is amazed how much her position has changed and evolved over her time with the Company. “The best thing about working at Cash Store Financial is the people. I get to work with so many great people, from branch level to head office. I love working for a company that is constantly moving forward and taking its staff with it. There are so many opportunities here.” “The best thing about working at Cash Store Financial is the people. I get to work with so many great people, from branch level to head office. I love working for a company that is constantly moving forward and taking its staff with it.” Sandy McMullan Travis Kendall

THREE YEAR AWARD RECIPIENTS Adelle LeBlanc Alanna Helbling Allison King Amanda Davis Amanda Dwyer Amber Gerein Amber Wilks Angela Harkness Angela Henry Angelina Demers Annely Armstrong Ashley Huysmans Ashley O’Brien Audrey Lucier Barbara Clarke Belinda Grcar Bernadette Bond Beverley Penney Bonnie Aura Brad Dedrick Candice Rand Carlito Dumpit Carrie Reynolds Cassandra Noddin Catrina Dorflinger Chantal Martin Charmaine Hussey Christina Ducharme Christina Taylor Christina Steinbach Christine Habsburg Cindy Sutherland Colleen Goudreau Colleen LeBlanc Cynthia Bennett Danielle Finoro Deanna Jason Debbie Patterson Debilyn Jordan Deirdra Cheeseman Donna Fillier Donna Mead Elisabeth Tabios Eva Ruchet Frank Spagnuolo Glendale Sabatin Heather Vawer Heidi Pacheco Hulda Pratt Jacqueline Hawryluk Jamie Morrison Janice Marshall Jason Krefting Jayme Goodon Jennifer Blanchard Jennifer Warren Jimmo Traspaderme Joanne Nelson Jodie Garrow Julie Perry Karen Hoffman Katherine Dupas Katie Campbell Kayla Estabrooks Kelly Hefferman Kelly Marshall Kelsa Shaw Kerri Ostroski Krista Pohl Kristen Courneyea Kristin Tookey Kristin Vansil Kristin Westersund Lauren Rinella Laurie Acker Leanne Kuchera Leslie Qwulshemut Lindsay Hewitt Lisa Court Maggie Coulter Mandy LaPointe Maria Fedosov Matthew Brisson Melanie Jolley Melissa Sheridan Melodie Masters Meranda Bernard Michael Bezanson Michelle Chalifoux Michelle Godfrey Michelle Lazoruk Michelle Nielsen Michelle Tye Mike Shaughnessy Mindee Gatzke Miranda Scott Nancy Bland Natasha Andow Natasha Hill Natasha Seiko Nichola Carter NoraJane Walker Paul Fetter Peter Kazmer Rachelle Procyk Raymond Matti Rena Bessette Rhonda MacIsaac Rhonda Malcolm Rino Castelli Robyn Gagawchuk Rose Ty Ryan Underhill Saba Khan Sandra Perry Sarah Bellerose Sarah Tremblay Sasha Gregory Sean Puls Seun Olaoluwa Sharon Watson Sheena Martin Sheena Woods Sheila Ponzini Sheivonne Thompson Shelly Anne Shortt Sherri Lakey Sherry Desaulniers Sherry Jewer Silvia Daniele Stephanie Woodhouse Stephen Covey Suzanne Thomas Sylvain Lapierre Tahera Rahman Tamara Pifer Tammy Engel Tanya Blakeman Tara Knowles Teresa Rose Terri Hutchings Terri-Lynn Boulet Terry Lyons-Schram Tia Nickerson Tina Devaney Tina Parsons Tracy Clements Tracy Pogue Travis Kendall Wendy Keats Wendy Lenny Wendy Prout Werner Pietrzyk Long Service Awards Each year, through long service awards, we acknowledge those of our associates who have made an extended commitment to our business and the services that we provide. With the average tenure of our branch managers now at three years our human capital is stronger than ever before. FIVE YEAR AWARD RECIPIENTS Brenda Miller Cathy Englehart Christie Clarke Clayton Davis Coralie Duchemin Denise Marr Donna Glidden Ian Prost Janet Foo Jennifer Blum-Elliott Joan LeSaga Kevin Hatt Kimberly Aylward Kimberly Thurston Lee Rowland Melissa Matheson Michelle Paul Michelle Smith Nancy Serson Nicole Laurin Nicoleta Lungu Pam Desautels Ramona Nobert Rhonda Stevenson Rodrigo Danyau Ryan Koch Ryan Livingstone Shelly Anne Shortt Sherry Lemon Sylvia Archibald Tara Butineau Wayne Campbell 15 Three year award recipient - start date must be before May 31, 2006 Five year award recipient - start date must be before May 31, 2004

Freedom from injections Barrett was diagnosed with diabetes when he was eight months old and has been living with the disease for two years. He is on an insulin pump and requires multiple blood tests throughout each day; he has never really known anything different. Barrett’s family is coping well with the situation. It’s a lot of extra work for them, but they want him to live as normal of a life as possible. Their motto is Barrett number one; diabetes number 2. Barrett’s mother Lindsay, father Keeling and older brother Jag are supporting Cash Store Financial’s commitment to diabetes research because the Alberta Diabetes Institute is making some amazing progress with islet cell transplants and they would like to see this work continue. “With Barrett being diagnosed at such a young age, the possibility of long-term complications is very likely. I want for Barrett what every parent wants for their children, for him to live a long and healthy life.”

Our responsibility to advance the public good is of paramount importance to us. That’s why, in October 2008, we announced our partnership with the Alberta Diabetes Foundation, which is the fundraising arm for the Alberta Diabetes Institute, a globally recognized research institute dedicated to finding a cure for diabetes. Researchers at the institute developed The Edmonton Protocol, a procedure for the implantation of insulin producing cells into diabetics. This procedure has enabled some diabetics to live without need for insulin injections. We made a commitment to raise $7.5 million over the next seven years to directly fund research toward a cure for this terrible disease. We are leveraging our network of over 450 branches not just as a fundraising vehicle but as a conduit for education and disease prevention. By the end of our program’s first year, we will have contributed $500,000 to the institute, and we will have conducted 21 “Freedom runs” across the country. Over 50 percent of our associates are contributing directly to the initiative through a payroll deduction program. And, to ensure that the program is fully supported by our associates we implemented a policy to pay them for volunteer time in the community. Our Commitment To Diabetes Research 17 With branches in over 200 communities, Cash Store Financial has a social responsibility to make a difference for the people of Canada and the world.

Management's Discussion and Analysis

For the year ended June 30, 2009

INTRODUCTION	20
BUSINESS PROFILE AND STRATEGY	20
OVERALL FINANCIAL PERFORMANCE	21
LIQUIDITY AND CAPITAL RESOURCES	27
SUMMARY OF QUARTERLY RESULTS	28
RELATED PARTY TRANSACTIONS	31
RISK FACTORS AFFECTING PERFORMANCE	31
CONTRACTUAL BUSINESS ARRANGEMENTS	31
LEGAL PROCEEDINGS AND OTHER CONTINGENCIES	32
CRITICAL ACCOUNTING ESTIMATES	33
CHANGES IN ACCOUNTING POLICIES AND PRACTICES	37
RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED	37
CONTROLS AND PROCEDURES	39
DIVIDENDS	40
OUTSTANDING SHARE DATA	40
OTHER	40

MANAGEMENT’S DISCUSSION AND ANALYSIS 20 INTRODUCTION The following management discussion and analysis (“MD&A”) should be read in conjunction with The Cash Store Financial Services Inc.’s (“Cash Store Financial”) fiscal 2009 audited consolidated financial statements and our Annual Information Form (“AIF”) for fiscal 2009 which are available on SEDAR (“System for Electronic Document Analysis and Retrieval”) at www.sedar.com. This MD&A is dated as of August 26, 2009. BUSINESS PROFILE AND STRATEGY This section contains forward-looking statements. See Cautionary Statement Regarding Forward-Looking Information located at the end of this MD&A. Cash Store Financial is an alternative financial services provider to traditional banks, serving the needs of everyday people, through our two branch banners: The Cash Store and Instaloans. The Cash Store and Instaloans act as brokers to facilitate payday advance services to income-earning consumers. We also provide a range of in-demand financial products that are not supplied by traditional financial institutions. Driven by a dynamic workforce, a performance-based culture, and a commitment to strong business fundamentals, at June 30, 2009, we owned and operated 424 branches in nine provinces and two territories and employed over 1,600 associates across Canada. Cash Store Financial is the only payday advance broker in Canada listed for trading on the Toronto Stock Exchange. Cash Store Financial trades under the symbol “CSF”. Our business is based on the recognition that the needs of a segment of the population are not being met by traditional financial institutions. Our strategic objective is to establish The Cash Store and Instaloans as the alternative financial services provider of choice offering a wide range of products, a high level of customer service, convenient locations and hours of operation. In addition to meeting our customers’ needs by providing small, short-term loans which can be accessed quickly, we also offer term loans, injury advances, financial product insurance, prepaid phone cards and cheque cashing products. Cash Store Financial is strongly committed to the communities we serve. As part of this commitment we have partnered with the Alberta Diabetes Foundation and the Alberta Diabetes Institute. We have committed to raise $7.5 million over the next seven years. Annual runs across Canada have been planned and commenced in June 2009. Cash Store Financial’s strategic priorities are: Operational: Maintaining a dominant position in the Canadian alternative financial services industry, through continued expansion into underserved communities; Providing superior service and innovative products; Building partnerships with our customers to ensure that their needs are met; • Developing a motivated, knowledgeable team of associates dedicated to serving our customers through advance training and communication programs; • Providing strong leadership through in-the-field hands-on involvement of senior management; and • Working closely with government bodies to ensure a healthy, regulated industry exists to serve the needs of the Canadian population. Financial: • Maximizing shareholder value by growing our earnings per share; • Maintaining a strong balance sheet to ensure continued aggressive growth at acceptable risk and enabling us to respond quickly to growth opportunities as they arise; • Controlling costs through a strong focus on operational excellence; and • Ensuring that all branches are contributing to our profitability.

MANAGEMENT’S DISCUSSION AND ANALYSIS 21 OVERALL FINANCIAL PERFORMANCE 2009 Highlights and Outlook This section contains forward-looking statements. See Cautionary Statement Regarding Forward-Looking Information located at the end of this MD&A. Income from continuing operations for the year ended June 30, 2009 was $14.6 million, a record for us, compared to $12.5 million in the prior year. The higher earnings, along with our share-buy-back programs, resulted in diluted earnings per share from continuing operations increasing to $0.81 ($0.82 basic), compared to $0.62 ($0.62 basic), for the year ended June 30, 2008. Before costs associated with the class action settlements we would have had diluted earnings per share from continuing operations of $1.07 ($1.08 basic). Our EBITA (income from continuing operations before interest, income taxes, stock-based compensation, and amortization of capital and intangible assets) for the year ended June 30, 2009 was $28.6 million, compared to $26.3 million for the year ended June 30, 2008. This improvement is due to record revenue increases offset by higher expenses primarily due to opening a net 40 new branches, costs associated with non recurring class action settlements, provincial regulation costs and the increased information technology infrastructure added during the year. We have also increased our infrastructure, including the addition of new regional managers, divisional vice presidents and enhancements within our business development and national collection center departments. EBITA from continuing operations adjusted for the class action settlement would have been $35.5 million, compared to $26.3 million for the year ended June 30, 2008, a 35.1% increase. The higher fiscal 2009 earnings reflect the following: • Record branch level revenues and branch operating income due to the addition of 40 branches (net) as well as a 10.7% increase in same branch revenues through improved associate retention, more effective bonus structures, communication of expectations at all levels of the organization and action plans for our lowest-performing branches; and • Improved collection protocols used to reduce retention payments in line with management’s expectations. Earnings were reduced by: • Increased branch expenses as a result of opening a net 40 new branches; • $6.9 million in costs associated with the class action settlements and increased costs associated with the class action lawsuits including professional fees and other related costs incurred to defend our position; • Increased branch, regional and corporate expenses related to enhanced benefits programs and higher bonuses at all levels due to higher profitability. These programs and bonuses have increased associate retention, which should help reduce operational expenses over the long-term; • Costs associated with provincial regulations; • Increased branch and corporate expenses related to the enhancement of our information system security and infrastructure as well as the development of a new operating system; • Branch closure costs; and • Increased expenditures on stock-based compensation. Management has established as a strategic priority an improvement to the revenue and earnings contributions of our lowest-performing branches. The effective execution of corporately-directed branch action plans has increased the profitable branches as a percentage of our overall branch network, and has shown an increase in the earnings contribution of our lowest-performing branches. Product and revenue diversification initiatives continue to generate positive results. Fees from other services (including fees from cheque cashing, money transfer, payment protection, debit cards, prepaid credit cards, term loans, collections and prepaid phone cards) increased to $25.5 million for the year, compared to $21.7 million for the year ended June 30, 2008. During the year and in future years we will continue to focus on ancillary products which enhance and continue to contribute to our core product line-up. We will be eliminating those services which provide only nominal contributions.

MANAGEMENT’S DISCUSSION AND ANALYSIS 22 In order to further increase shareholder value, we have, over the past year, repurchased 1,218,470 common shares pursuant to a normal course issuer bid at an average share price of $5.83 per share and at a total cost of $7.1 million. In addition, we have, over the past year repurchased 1.5 million common shares pursuant to a substantial issuer bid at an average share price of $6.00 per share at a total cost of $9.0 million. Combined, these two transactions amounted to 16.0% of our shares outstanding at June 20, 2009. Dividends declared per common share for 2009 totalled $0.335, up from $0.175 in 2008. During the year, working capital has decreased by $7.1 million, from $16.7 million at June 30, 2008 to $9.6 million at June 30, 2009. The decrease in working capital is primarily due to the purchase of our common shares and dividend payments, settlement of our class action lawsuits but which has been offset by the utilization of most of the future tax benefit associated with the spin-out of the rental operations on March 31, 2008 and cash flow from operations. Before the class action settlements, our working capital would have been only slightly lower. Also, during the year, we have accrued $6.9 million in costs associated with the settlement of two out of three of the class action lawsuits outstanding against us. We believe the settlement of these class actions will allow management to better focus their time on income earning strategic priorities as well as the reduction of future professional fees and other costs related to defending these lawsuits. Industry and economic review The payday loan industry is subject to various federal and provincial laws and regulations. The laws and regulations are subject to change and could impose unforeseen costs or limitations on the industry. The Minister of Justice and Attorney General of Canada introduced Bill C-26, An Act to amend the Criminal Code (criminal interest rate), in the House of Commons on October 6, 2006. This enactment amends the Criminal Code of Canada (the “Code”) by exempting persons from the application of section 347 of the Code in respect of agreements for small, short-term loans (“Payday Loans”). The Bill received Royal Assent on May 3, 2007. Bill C-26 is designed to exempt Payday Loans from criminal sanctions in order to facilitate provincial regulation of the Payday Loan industry. Section 347 of the Code makes it an offence to enter into an agreement or arrangement to receive, or to actually receive, “interest” on credit in excess of 60 per cent per annum of the total value of the credit advanced. Payday lending and a variety of other short-term financing arrangements were inadvertently caught under this legislative scheme for exceeding the criminal interest rate. Bill C-26 was enacted to rectify this discrepancy. Bill C-26 introduced section 347.1 of the Code, which retains the definition of “interest” found in section 347. The new section also defines a “payday loan” as, “an advancement of money in exchange for a post-dated cheque, a preauthorized debit or a future payment of a similar nature but not for any guarantee, suretyship, overdraft protection or security on property and not through a margin loan, pawnbroking, a line of credit or a credit card.” Section 347.1 further provides that the federal government will exempt a payday lender from criminal interest rate provisions if: a) the loan is for $1,500 or less and the term of the agreement is for 62 days or less; b) the lender is licensed or otherwise specifically authorized under the laws of a province to enter into the loan agreement; and c) the province is designated by the federal government. In order for a province to be designated by the Governor in Council, the province must: a) request, through its Lieutenant Governor in Council, the federal designation; b) enact legislative measures that protect recipients of payday loans; and c) provide for limits on the total cost of borrowing under payday loan agreements. Essentially, the exemption applies to payday loan companies licensed by any province that has legislative measures in place designed to protect consumers and limit the overall cost of loans. Cash Store Financial has indicated its support of the amendments to section 347 of the Code as well as provincial industry regulation. Cash Store Financial is, and has been, in compliance with section 347 of the Code, a position maintained throughout the three class proceedings in which it has been involved. The settlement of class proceedings

MANAGEMENT’S DISCUSSION AND ANALYSIS 23 in British Columbia and Ontario did not require any substantive changes to Cash Store Financial’s operating model. Many provinces are currently working through a process to establish consumer protection measures for the payday loan industry. These measures will include rate caps and a ban on rollovers. With the exception of Manitoba, New Brunswick, Prince Edward Island and Newfoundland, all Provinces are anticipated to have provided full clarity on rate caps for payday loans by the close of calendar 2009. While at this stage it remains difficult to specify expected rates for all provinces, all Canadian jurisdictions appear committed to facilitating a competitive industry. As such we believe our business will not be negatively impacted by these rate caps and as a result of Cash Store Financial banning rollovers ahead of most industry players we believe we have gained a competitive advantage. To date the following rate caps have been announced, but are not yet in force: British Columbia: $23 per hundred dollars loaned; Ontario: $21 per hundred dollars loaned; Alberta: $23 per hundred dollars loaned. As at July 1, 2009, Nova Scotia has announced and put into force a rate cap of $31 per hundred dollars loaned. During this period of economic and financial market uncertainty, we continue to analyze the impact to the industry particularly in the areas of revenue growth, default rates and access to capital. To date, we have not experienced any substantial negative effects to our business or ability to meet our customers’ needs.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Financial Analysis

This analysis provides an overview of our financial results for the year ended June 30, 2009 compared to the year ended June 30, 2008.

Thousands of dollars, except for per share amounts and branch figures

	Three Months Ended June 30		Twelve Months Ended June 30	
Consolidated results	2009	2008	2009	2008
No. of branches	424	384	424	384
Revenue				
Brokerage	$ 39,700	$ 34,490	$ 150,253	$ 130,567
Corporate	31	52	252	232
	39,731	34,542	150,505	130,799
Branch expenses	20,299	18,634	77,881	70,852
Retention payments	4,600	4,229	17,988	20,111
Branch operating income	14,832	11,679	54,636	39,836
Regional expenses	2,333	1,985	8,218	7,440
Corporate expenses	5,038	3,525	16,656	11,182
Other amortization	527	244	1,333	822
Income from continuing operations before income taxes, class action settlements and discontinued operations	6,934	5,925	28,429	20,392
Class action settlements	5,000	-	6,910	-
Income from continuing operations	1,232	3,190	14,647	12,522
Loss from discontinued operations	-	-	-	(1,716)
EBITA*	3,891	7,614	28,583	26,271
Net income and comprehensive income	$ 1,232	$ 3,190	$ 14,647	$ 10,806
Weighted average number of shares				
Outstanding - basic	16,929	19,652	17,958	20,124
Basic earnings per share				
Income from continuing operations	$ 0.07	$ 0.16	$ 0.82	$ 0.62
Loss from discontinued operations	-	-	-	(0.08)
Net income and comprehensive income	0.07	0.16	0.82	0.54
Diluted earnings per share				
Income from continuing operations	0.07	0.16	0.81	0.62
Loss from discontinued operations	-	-	-	(0.09)
Net income and comprehensive income	$ 0.07	$ 0.16	$ 0.81	$ 0.53
Consolidated Balance Sheet Information				
Working capital	$ 9,667	$ 16,740	$ 9,667	$ 16,740
Total assets	83,796	81,787	83,796	81,787
Total long-term liabilities	2,959	1,800	2,959	1,800
Total liabilities	17,944	10,585	17,944	10,585
Shareholders' equity	$ 65,852	$ 71,202	$ 65,852	$ 71,202

*EBITA – earnings from continuing operations before interest, income taxes, stock-based compensation, amortization of capital and intangible assets

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Branch Count

This section contains forward-looking statements. See Cautionary Statement Regarding Forward-Looking Information located at the end of this MD&A.

At June 30, 2009 a total of 424 branches were in operation compared to 384 branches at June 30, 2008. During the year, 49 new branches were opened and 5 underperforming and 4 acquired branches were closed and accounts transferred to nearby branches. Branch performance continues to be monitored and consolidations will occur when efficiencies can be achieved.

MANAGEMENT'S DISCUSSION AND ANALYSIS

We opened 49 new branches, which was in line with our targeted 50 to 60 branches. The closing of 5 underperforming and 4 acquired branches is consistent with our strategy of ensuring positive contributions from all our branches. We anticipate opening 70 to 80 branches over the next year.


Branch Count
(as of June 30, 2002-2009)
20
57
108
277
338
358
384
424
02
03
04
05
06
07
08
09

Revenue

Revenue increased 15.0% to $150.5 million from $130.8 million last year. The higher revenue reflects an increase in the number of branches, increased same branch revenues, loans brokered and related other services. Specifically this growth is due to 40 net new branches, the maturing of existing branches and continued focus on ensuring all branches are making positive contributions. Same branch revenues increased through improved staff retention, more effective bonus structures, communication of expectations at all levels of the organization and action plans for our lowest-performing branches.

The table below illustrates consistent growth in all branch age categories contributing to the overall growth in revenue.

Thousands of dollars		Revenues			Revenue/Branch/Month	
Year Opened	Number of Branches	F2009	F2008	% Change	F2009	F2008
2001*	94	$ 39,981	$ 38,920	3%	$ 35	$ 35
2002	14	7,124	6,981	2%	42	42
2003	35	15,959	14,830	8%	38	35
2004	52	20,804	19,015	9%	33	30
2005	67	24,676	22,362	10%	31	28
2006	54	18,485	15,078	23%	29	23
2007	25	7,206	5,374	34%	24	18
2008	35	9,205	2,652	247%	22	6
2009	48	4,126	-		7	-
Subtotal	424	147,567	125,211	18%	$ 29	$ 25
Closed Branches		431	2,694			
Other		2,255	2,662			
Continuing Operations		$ 150,253	$ 130,567			

* Instaloans branches were acquired by Cash Store Financial on April 22, 2005, they have been operating since 2001.

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The following table depicts the split between brokerage fees and other revenues:

Thousand of dollars	Three months ended		Twelve months ended	
	June 2009	June 2008	June 2009	June 2008
Revenues				
Brokerage fees	$ 33,123	$ 28,618	$ 124,808	$ 108,882
Other	6,577	5,871	25,445	21,685
	39,700	34,489	150,253	130,567
Corporate	31	52	252	232
	$ 39,731	$ 34,542	$ 150,505	$ 130,799

MANAGEMENT'S DISCUSSION AND ANALYSIS

Broker fees for the year increased 14.6% to $124.8 million from $108.9 million in the prior year as a direct result of the net 40 additional branches, the maturing of existing branches and the increased focus on growth through the establishment and communication of higher expectations at all levels, improved staff retention and more effective bonus structures.

Revenue from other services (including fees from cheque cashing, money transfers, payment protection, prepaid credit cards, debit cards, term loans, collections and prepaid phone cards) increased to $25.4 million during the year, up from $21.7 million last year. These improvements demonstrate the progress we continue to make against our objective of diversifying our revenue stream and increasing the value generated from our existing suite of products. During the year and in future years we will continue to focus on ancillary products which will enhance and feed our core products. We will be eliminating those services which only provide nominal contributions.

Loans brokered in the year totalled $594.2 million and averaged $365 per loan (excluding our broker fee), compared to $521.6 million and an average of $360 per loan last year.

Same Branch Revenues

Same branch revenues for the 344 locations open since the beginning of the first quarter of fiscal 2008 increased by 10.7% compared to the same period last year, with same branch revenues averaging $392,800 year-to-date compared to $354,900 in the same period last year. Same branch revenues increased through improved staff retention, more effective bonus structures, communication of expectations at all levels of the organization and action plans for our lowest-performing branches.

We continue to maximize shareholder value from our network of branches and products. As the cost structure for the existing branch base is relatively fixed, improving same branch revenues is an important objective. Small increases in same branch revenues currently lead to a direct increase in profitability.

Branch Operating Income

Branch operating income ("BOI") for the year was a record $54.6 million compared to $39.8 million last year. Branch operating income improved as a result of increased revenue, as noted above, which was partially offset by increased expenses. Branch operating income for the year, by maturity level, is outlined below:

Thousands of dollars		BOI (Loss)		BOI % of Revenues	
Year Opened	Number of Branches	F2009	F2008	F2009	F2008
2001*	94	$ 17,192	$ 14,468	43.0%	37.2%
2002	14	2,705	2,836	38.0%	40.6%
2003	35	6,997	5,464	43.8%	36.8%
2004	52	8,507	6,961	40.9%	36.6%
2005	67	8,991	6,535	36.4%	29.2%
2006	54	6,151	2,940	33.3%	19.5%
2007	25	2,032	354	28.2%	6.6%
2008	35	2,604	(254)	28.3%	(9.6%)
2009	48	(1,045)	-	(25.3%)	-
Subtotal	424	54,133	39,304		
Branches not yet open		(14)	(32)		
Closed branches		(378)	(402)		
Other		895	966		
Branch Operating Income		$ 54,636	$ 39,836		

* Instaloans branches were acquired by Cash Store Financial on April 22, 2005; they have been operating since 2001.

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Expenses (excluding retention payments, amortization and class action settlements)

Expenses for the year totalled $98.1 million, an increase from $85.0 million last year. The increased expenses were attributed to the addition of a net 40 new branches, increased bonuses related to higher profitability, increased

MANAGEMENT’S DISCUSSION AND ANALYSIS 27 infrastructure at the regional and corporate levels, information system infrastructure costs, professional fees related to the class action lawsuits and provincial regulation. Retention Payments Third-party lender retention payments for the year totalled $18.0 million (3.0% of loans brokered), compared to $20.1 million (3.9% of loans brokered) last year. Payments decreased despite the fact that total loans brokered increased to $594.2 million this year from $521.6 million last year. As a percentage of brokerage revenue, retention payments have decreased to 12.0% in 2009, compared to 15.4% in 2008. Improved collection protocols have contributed to a continued reduction in retention payments in line with management’s expectations. Amortization Amortization of capital and intangible assets for the year totalled $6.0 million, compared to $5.2 million last year. The increase reflects the addition of a net 40 new branches. Income Taxes Our effective tax rate for the year ended June 30, 2009 was 31.9%, compared to 38.6% for the prior year, as a result of a decrease in federal and provincial corporate tax rates. Last year’s tax rate increase was also due to a reduction of future tax assets as part of the rental division spin-off of approximately $290,000 and a reduction in the overall effective tax rates into the future, thereby reducing the overall value of the future income tax asset, which will be realized when temporary differences will be recognized. The effective rate was also higher than the calculated consolidated statutory rate of approximately 31.3% (2008 – 32.6%) due to the impact of non-deductible stock-based compensation and warrants to outside agents which totalled $1.2 million in fiscal 2009 (2008 – $625,000). Income from Continuing Operations Income from continuing operations for the year was $14.6 million, compared to $12.5 million in fiscal 2008. The increased income from operations was due primarily to improved revenues and lower retention payments, offset by expenses associated with 40 net new branches, $6.9 million in costs associated with the class action settlements, increased infrastructure at all levels, increased information system infrastructure costs and professional fees associated with the class action lawsuits and provincial regulation. Income from continuing operations adjusted for the class action lawsuits (net of tax) would have been $19.3 million compared to $12.5 million in fiscal 2008. LIQUIDITY AND CAPITAL RESOURCES Our cash increased to $18.5 million as at June 30, 2009, compared to $15.6 million at June 30, 2008. Our cash includes $3.0 million in externally restricted cash related to the issuance of a standby letter of credit in the same amount. The standby letter of credit was issued pursuant to provisions of an agreement with DirectCash ATM Processing Partnership, our debit and prepaid credit card service provider, which was required to satisfy timing differences in cash settlements. Also $1.5 million of cash is set aside for the Ontario class action settlement. Significant items impacting cash during fiscal 2009 include: • The repurchase of our shares pursuant to a normal course issuer bid and substantial issuers bid in the amount of $16.1 million; • Dividend payments of $5.3 million; • Cash generated from operating activities, before non-cash operating items, of $24.3 million; and

MANAGEMENT'S DISCUSSION AND ANALYSIS

- Capital asset expenditures of $6.3 million in the year.

As at June 30, 2009, our working capital position totalled $9.7 million. The $7.1 million decrease from June 30, 2008 is primarily as a result of settling the class action lawsuits in Ontario and British Columbia (see below).

Normal Course Issuer Bid

On June 30, 2009, we announced our intention to make a normal course issuer bid (the "Bid") to purchase, through the facilities of the Toronto Stock Exchange, certain of our outstanding common shares. The number of common shares to be purchased during the period of the Bid from July 3, 2009 to July 2, 2010 will not exceed 1,063,295 common shares, or approximately 10% of the public float outstanding on June 30, 2009. Common shares purchased pursuant to the Bid will be cancelled.

We repurchased 1,218,470 common shares (2008 - 1,353,110 common shares) at a cost of $7.1 million for the year ended June 30, 2009.

Substantial Issuer Bid

On November 5, 2008, we announced our intention to make a substantial issuer bid ("the Offer") pursuant to which we offered to purchase for cancellation up to $9.0 million of our outstanding common shares from shareholders. The Offer proceeded by way of a "Dutch Auction". We have, over the past year, repurchased 1.5 million common shares pursuant to the substantial issuer bid at an average share price of $6.00 per share at a total cost of $9.0 million.

Contractual Obligations

Our contractual obligations over the next five years and thereafter are summarized in the table below. For additional information, see Notes 12 and 15 (a) of our audited consolidated financial statements for the year ended June 30, 2009.

Thousands of dollars	1 Year	2 Years	3 Years	4 Years	5 Years >	Total
Obligations under capital leases and other	$ 500	$ 500	$ 455	$ 184	$ -	$ 1,639
Operating leases	11,633	9,869	8,204	5,947	3,499	39,152
	$ 12,133	$ 10,369	$ 8,659	$ 6,131	$ 3,499	$ 40,791

SUMMARY OF QUARTERLY RESULTS

The financial results for each of the last eight quarters are summarized in the following table. The results demonstrate a continued emphasis on revenue growth compared to the prior quarters with an equal emphasis on management programs for underperforming branches.

In general, improved results reflect a pattern of maturation in our branch network. Beginning in the last quarter of fiscal 2008, there was an increase in brokerage revenue over prior periods due to our renewed emphasis on revenue growth. Branch expenses and overall expenses have also steadily increased due to an increased number of branches in operation and costs associated with adding infrastructure at the regional and corporate levels, enhancements to our IT infrastructure and costs associated with the class action settlements and regulations.

On November 28, 2007, the Company's shareholders approved a plan to spin-off the Company's rental operations and certain of its assets and liabilities to Insta-Rent Inc., whose common shares were, upon the completion of this transaction, owned by the shareholders of the Company. This spin-off transaction was completed on March 31, 2008 and, accordingly, the Company ceased to consolidate those assets and liabilities of the rental division transferred to Insta-Rent Inc. and have presented the results of its operations and its cash flows for the last year, year ended June 30, 2008, as discontinued operations.

From a seasonality perspective, we believe that our revenues are generally stronger in the first and fourth quarters followed by the second and third quarter. In addition, quarterly results of operations are impacted by the number and timing of new branch openings.

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MANAGEMENT'S DISCUSSION AND ANALYSIS

Thousands of dollars, except for per share amounts and branch figures	2009				2008			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Consolidated Results								
No. of branches	**424**	423	415	391	384	378	367	361
Brokerage	**$ 39,700**	$ 36,294	$ 36,966	$ 37,293	$ 34,490	$ 31,305	$ 32,591	$ 32,181
Corporate	**31**	12	83	126	52	41	83	57
	39,731	36,306	37,049	37,419	34,542	31,345	32,674	32,238
Branch expenses	**20,299**	20,110	18,935	18,537	18,635	17,724	17,460	17,034
Retention payments	**4,600**	4,537	4,600	4,251	4,229	4,800	5,290	5,792
Branch operating income	**14,832**	11,659	13,514	14,631	11,678	8,821	9,924	9,413
Regional expenses	**2,333**	2,140	2,024	1,721	1,985	1,730	1,991	1,734
Corporate expenses	**5,038**	4,523	3,691	3,404	3,524	2,827	2,589	2,243
Other amortization	**527**	311	281	214	244	234	180	163
Net income before income taxes, class action settlements and discontinued operations	**6,934**	4,685	7,518	9,292	5,925	4,030	5,165	5,273
Class action settlements	**5,000**	-	1,910	-	-	-	-	-
EBITA from continuing operations	**3,891**	6,460	7,303	10,929	7,614	5,433	6,639	6,585
Net income from continuing operations	**1,232**	3,067	4,292	6,056	3,190	2,706	3,207	3,418
Loss from discontinued operations	**-**	-	-	-	-	(650)	(676)	(390)
Net income and comprehensive income	**$ 1,232**	$ 3,067	$ 4,292	$ 6,056	$ 3,190	$ 2,056	$ 2,531	$ 3,028
Basic earnings per share								
Income from continuing operations	**$ 0.07**	$ 0.18	$ 0.23	$ 0.31	$ 0.16	$ 0.14	$ 0.15	$ 0.17
Loss from discontinued operations	**-**	-	-	-	-	(0.04)	(0.02)	(0.02)
Net income and comprehensive income	**0.07**	0.18	0.23	0.31	0.16	0.10	0.13	0.15
Diluted earnings per share								
Income from continuing operations	**0.07**	0.18	0.23	0.31	0.16	0.13	0.16	0.17
Loss from discontinued operations	**-**	-	-	-	-	(0.03)	(0.04)	(0.02)
Net income and comprehensive income	**$ 0.07**	$ 0.18	$ 0.23	$ 0.31	$ 0.16	$ 0.10	$ 0.12	$ 0.15

Fourth Quarter

Net income from continuing operations adjusted for the class action settlements (net of tax) would have been $4.6 million compared to $3.2 million for the same quarter last year. Excluding the class action settlement in the quarter (net of tax) diluted earnings per share from continuing operations would have been $0.27 per share ($0.27 basic).

Net income from continuing operations for the fourth quarter of fiscal 2009 decreased to $1.2 million, compared to $3.2 million for the same quarter last year mainly due to a $5.0 million charge for the class action settlement in British Columbia in the fourth quarter. Diluted earnings per share for continuing operations for the fourth quarter were $0.07 per share ($0.07 basic), compared to $0.16 per share ($0.16 basic) for the same quarter last year.

29

MANAGEMENT'S DISCUSSION AND ANALYSIS

Branch operating income for the quarter, by maturity level, is outlined below:

Thousands of dollars		BOI (Loss)		BOI % of Revenues	
Year Opened	Number of Branches	Q4 2009	Q4 2008	Q4 2009	Q4 2008
2001*	94	$ 4,281	$ 3,848	42.8%	39.7%
2002	14	775	768	41.6%	42.5%
2003	35	1,809	1,496	44.1%	39.4%
2004	52	2,302	2,147	43.2%	42.4%
2005	67	2,487	1,941	39.0%	33.3%
2006	54	1,772	1,107	35.6%	27.0%
2007	25	596	228	31.1%	15.0%
2008	35	943	50	35.3%	3.6%
2009	48	(246)	-	(12.3%)	-
Subtotal	424	14,719	11,585		
Branches not yet open		(12)	(34)		
Closed branches		(9)	(162)		
Other		135	289		
Branch Operating Income		$ 14,832	$ 11,678		

* Instaloans branches were acquired by Cash Store Financial on April 22, 2005; they have been operating since 2001.

Branch Operating Income has increased 27.0% to $14.8 million in 2009 compared to $11.7 million in fiscal 2008. The increase was caused by the maturing of branches, increased emphasis on growth and effective action plans implemented for underperforming branches.

Revenue for the fourth quarter of fiscal 2009 increased to a record $39.7 million, compared to $34.5 million for the same quarter last year due to an additional net 40 new branches operating during the fourth quarter of fiscal 2009 and an 11.9% increase in same branch revenues.

Thousands of dollars		Revenues		Revenue/Branch/Month		
Year Opened	Number of Branches	Q4 2009	Q4 2008	% Change	Q4 2009	Q4 2008
2001*	94	$ 10,004	$ 9,692	3%	$ 35	$ 34
2002	14	1,862	1,809	3%	44	43
2003	35	4,100	3,799	8%	39	36
2004	52	5,328	5,066	5%	34	32
2005	67	6,372	5,829	9%	32	29
2006	54	4,974	4,107	21%	31	25
2007	25	1,916	1,526	26%	26	20
2008	35	2,670	1,392	92%	25	13
2009	48	1,993	-		14	-
	424	$ 39,220	$ 33,220	18%	$ 31	$ 26
Closed branches		-	570			
Other		479	700			
Continuing operations		$ 39,700	$ 34,490			

* Instaloans branches were acquired by Cash Store Financial on April 22, 2005, they have been operating since 2001.

Same branch revenues for the 365 locations open since the beginning of the fourth quarter of fiscal 2008 increased by 11.9% compared to the same quarter last year, with same branch revenue averaging $99,800 in the fourth quarter of fiscal 2009 compared to $89,100 in the fourth quarter of fiscal 2008. Same branch revenues increased through improved associate retention, more effective bonus structures, communication of expectations at all levels of the organization and action plans for our lowest-performing branches.

30

MANAGEMENT’S DISCUSSION AND ANALYSIS 31 Expenses for the fourth quarter of fiscal 2009 totalled $26.5 million, compared to $23.0 million in the same quarter last year. These increased costs are due to increases in the number of branches, increased bonuses and benefits at all levels, infrastructure additions at the regional and corporate levels along with enhancements in our IT infrastructure and increased costs associated with provincial regulations. Retention payments totalled $4.6 million in the fourth quarter, compared to $4.2 million in the same quarter last year. The amortization of capital and intangible assets was up $389,000 to $1.7 million due to a net of 40 new branches in operation during the fourth quarter of fiscal 2009 as compared to the same quarter last year. Our effective tax rate was 36.2% for the quarter ended June 30, 2009 compared to 46.2% for the same quarter in the prior year. The decrease was caused by lower effective rates being applied on current and future taxes. Last year’s tax rate increase was also due to a reduction of future tax assets as part of the rental division spin-off of approximately $290,000 and a reduction in the overall effective tax rates into the future, thereby reducing the overall future income tax asset when temporary differences will be recognized. RELATED PARTY TRANSACTIONS We provided administrative functions to Insta-Rent Inc (“Insta-Rent”). Insta-Rent was determined to be a related party during this period as it was controlled by the shareholders of the Company until September 30, 2008 at which time Insta-Rent ceased to be a related party as a result of it being acquired by a third-party entity. For this service we charged Insta-Rent $30,000 per month. Included in selling, general and administrative expenses is a recovery of $90,000 (2008 - $90,000) related to these services for the period that Insta-Rent was a separate public company. We own approximately 18.3% of the outstanding common shares of The Cash Store Australia Holdings Inc. Included in accounts receivable in 2009 was $1,000 (2008 - $659,830) receivable from The Cash Store Australia Holdings Inc. We provide administrative functions to The Cash Store Australia Holdings Inc. For this service we now charge The Cash Store Australia Holdings Inc. $5,000 per month. Included in selling, general and administrative expenses is a recovery of $82,380 (2008 - $nil). These transactions are subject to normal trade terms and are measured at the actual exchange amount. Certain employees, directors, and officers have an ownership in The Cash Store Australia Holdings Inc. RISK FACTORS AFFECTING PERFORMANCE Our financial and operational performance is potentially affected by a number of factors including, but not limited to, changing consumer protection regulations, industry and company-specific class action lawsuits, access to third party lenders, and other issues described in our most recent AIF. We identify risks in four main categories: 1) operational; 2) financial; 3) legal and regulatory; and 4) strategic. A more detailed discussion of our risk factors is presented in our most recent AIF filed with the securities regulatory authorities on SEDAR (www.sedar.com). We work continually to assess and mitigate the impact of potential risks to our stakeholders. CONTRACTUAL BUSINESS ARRANGEMENTS Our subsidiaries, The Cash Store Inc. and Instaloans Inc., act as brokers on behalf of consumers seeking short term advances. Neither we nor any of our subsidiaries fund the short term advances; most funding is provided by independent third party lenders. The advances are repayable by the customer to the third party lenders and represent assets of the lenders, accordingly they are not included on our balance sheet. To facilitate the short term advance business, written agreements have been entered into with a number of third party lenders that are prepared to consider lending to brokerage customers. The absence of third party lenders willing to lend to brokerage customers could have a material impact on our business.

MANAGEMENT’S DISCUSSION AND ANALYSIS 32 LEGAL PROCEEDINGS AND OTHER CONTINGENCIES Legal Proceedings Ontario and the rest of Canada, with the exception of British Columbia and Alberta On April 13, 2004, a legal proceeding was commenced against The Cash Store Inc. and Instaloans Inc., by Thompson McCutcheon (the “Plaintiff”), a customer. The Plaintiff obtained an order pursuant to the Class Proceedings Act, 1992, S.O. 1992 c.6 (the “Class Proceeding Act”), as amended, certifying the action as a class proceeding and appointing him as the representative of the class. The Plaintiff asserted that we were in breach of the Criminal Code of Canada and the Fair Trading Act as the aggregate of all charges including interest, broker fees and card fees charged was in excess of those allowed by law. The Statement of Claim stated that the members of the Class would seek to recover all amounts charged, collected or received by the defendants at a criminal rate of interest, and/or at an excessive rate as well as damages, costs and interest. On December 2, 2008, the Ontario Superior Court of Justice certified the class action lawsuit as a class proceeding under the Act, and granted approval of the settlement that had been agreed to between us and the representative Plaintiff on behalf of the Class. The settlement does not constitute any admission of liability by Cash Store Financial. Under the terms of the settlement, we are to pay to the Class a minimum of $750,000 and a maximum of $1.5 million in cash and a minimum of $750,000 and a maximum of $1.5 million in credit vouchers to those customers of The Cash Store and Instaloans, exclusive of Alberta and British Columbia, who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full. The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are fully transferable and have no expiry date. Based on our estimate of the rate of take-up of the available cash and vouchers, a provision of $1.9 million has been recorded to cover the estimated costs of the settlement, including legal fees and other costs. In addition, we paid the legal fees and costs of the Class. On August 6, 2009 the claims process was concluded and we issued $750,000 in vouchers and $750,000 in cheques to the Class members as full and final satisfaction of all claims. British Columbia On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified, on his own behalf and on behalf of all persons who have borrowed money from the defendants: The Cash Store Inc., Cash Store Financial, and All Trans Credit Union Ltd. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code. On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the B.C. Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of our customer’s third party lenders added to the Claim. On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others, the “Related Actions”, against Cash Store Financial, Instaloans Inc., and others in respect of the business carried out under the name Instaloans since April 2005. On May 12, 2009, we settled the British Columbia Related Actions in principle. The settlement is conditional upon the terms of the settlement being approved by the Court. The settlement does not constitute any admission of liability by Cash Store Financial. As at June 30, 2009 the settlement had not been approved by the Court. A decision is expected to be received during the second quarter of fiscal 2010. Under the terms of the settlement in principle, we are to pay to the eligible class members a maximum estimated amount, as at this date, of $8.0 million in cash and $8.0 million in credit vouchers, subject to court approval, who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full or who met certain other eligibility criteria. The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are not transferable and have no expiry date. In addition, we are to pay the legal fees and costs of the Class. Based on our estimate of the rate of take-up of the available cash and credit vouchers, a provision and accrued liability of $5.0 million has been recorded to cover the estimated costs of the settlement, including legal fees of the Class and costs to administer the settlement fund. The estimated maximum exposure with respect to this settlement is approximately $16.0 million. It is possible that additional reserves above that already recorded by the

MANAGEMENT’S DISCUSSION AND ANALYSIS 33 Company could be required. Additional reserves, if required, cannot be reasonably determined at this time because of the difficulty in predicting the number of Class Members who may sign up for the settlement. Alberta We have been served in prior fiscal periods with a Statement of Claim issued in Alberta alleging that we are in breach of s. 347 of the Criminal Code of Canada (the interest rate provision) and certain provincial consumer protection statutes. The certification motion has been pending since fiscal 2006 and has not yet been heard. We believe that we conducted our business in accordance with applicable laws and are defending the action vigorously. However, the likelihood of loss, if any, is not determinable. Accordingly, no provision has been made for this action in the accounts. We are also involved in other claims related to the normal course of operations. Management believes that it has adequately provided for this claim. Other Contingencies As noted previously under the Contractual Business Arrangements section of this MD&A, our subsidiaries, The Cash Store Inc. and Instaloans Inc., act as brokers on behalf of consumers seeking short term advances. The funding of the advances is provided directly to the customers by independent third party lenders. We have entered into written business arrangements with a number of third party lenders that are prepared to consider lending to our customers. Pursuant to these agreements, services related to the collection of documents and information as well as loan collection services are provided to the third party lenders. The agreements also provide that the third party lenders are responsible for losses suffered as a result of uncollectible loans, provided the required duties under the terms of the agreements have been properly performed by the brokerage subsidiaries. In the event the duties are not properly performed and the lenders make a claim as required under the agreement, our subsidiaries may be liable to the lenders’ for losses they have incurred. Our contingent risk is the balance of the third party lenders loan portfolio which totalled approximately $71 million as at June 30, 2009 (2008 - $58 million). To date, no claims have been made by the third party lenders and no payments have been made or accrued by our subsidiaries pursuant to this clause in the agreements. Risk is managed through compliance with the loan limits, procedures and selection criteria established by the lenders. CRITICAL ACCOUNTING ESTIMATES Our accounting policies are integral to understanding and interpreting the financial results reported in this MD&A. The significant accounting policies used in preparing our consolidated financial statements are summarized in Note 1 to those statements which are available on SEDAR at www.sedar.com. Certain policies included in Note 1 are considered to be particularly important to the presentation of our financial position and results of operations, because they require Management to make difficult, complex or subjective judgments and estimates, often as a result of matters that are inherently uncertain, which may result in materially different results under different assumptions and conditions. The following is a discussion of those critical accounting estimates. These estimates are adjusted in the normal course to reflect changing underlying circumstances. The impact and any associated risks related to these critical accounting estimates on our business may also be discussed elsewhere in this MD&A. Revenue Recognition Revenue arising from brokering short-term advances for customers is recognized once all services have been rendered, all advance amounts have been received by the customer and we have received the brokerage fee. Revenue from our cheque cashing, money order sales, money transfer, bill payment services and other miscellaneous services is recognized when the transactions are completed at the point-of-sale in the branch and the related fee charged has been received. For mortgages that the we have funded directly, which have terms ranging from 1 to 12 months, we are recognizing revenue using the effective interest method. Revenues include the interest rate being charged to the customer and the

MANAGEMENT’S DISCUSSION AND ANALYSIS 34 fee being charged and collected from the customer at the time of providing these loans (the “loan origination fee”). The loan origination fee is recognized as an adjustment to the yield on the related loan. We review these loans to assess whether a loan loss reserve is required. In doing so we consider the amount of outstanding loans owed to us, historical loans charged off, current and expected collection patterns and current economic trends. Third Party Lenders/Retention Payments We do not fund any short-term advances; all funding is provided by independent third party lenders. As a result, our business is highly dependent on third party lenders who are willing to make significant funds available for lending to our customers. There are no assurances that the existing or new third party lenders will continue to make funds available. Any reduction or withdrawal of funds could have a significant material adverse impact on our results of operations and financial condition. To facilitate the short-term advance business we have entered into written agreements with a number of third party lenders that are prepared to consider lending to our customers. Pursuant to these agreements, we provide services to the lenders related to the collection of documents and information as well as loan collection services. The agreements also provide that the third party lenders are responsible for losses suffered on account of uncollectible loans provided we have properly performed our duties under the terms of the agreements. In the event we do not properly perform our duties and the lenders make a claim as required under the agreement, we may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that we have a liability under the agreement. Cash Store Financial’s Board of Directors approved a resolution which authorizes us to pay a maximum amount of retention payments per quarter to third party lenders as consideration to those lenders who continue to be willing to fund advances to our customers. While the third party lenders have not been guaranteed a return, the decision has been made to voluntarily make retention payments to the lenders to deflect the impact of the loan losses they experienced. Retention payments are recorded in the period in which a commitment is made to a lender pursuant to the resolution approved by the Board of Directors. Amortization Policies and Useful Lives We depreciate the cost of capital assets and intangible assets over the estimated useful service lives of the items. These estimates of useful lives involve considerable judgment. In determining these estimates, we take into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of these assets. On an annual basis, we reassess our existing estimates of useful lives to ensure they match the anticipated life of the asset from a revenue-producing perspective. If the in-service period change happens more quickly than we have anticipated, we may have to shorten the estimated life of certain capital or intangible assets, which could result in higher depreciation expenses in future periods or an impairment charge to write down the value of capital or intangible assets. Goodwill With the acquisition of the assets and certain liabilities of Instaloans on April 22, 2005, we have a significant amount of goodwill on our balance sheet. We have performed a goodwill impairment test as at April 1, 2009 and will continue to do so on an annual basis and more frequently if events or changes in circumstances indicate that an impairment loss may have been incurred. Impairment is tested at the reporting unit level by comparing the reporting unit’s carrying amount to its fair value. The fair values of the reporting units are estimated using a combination of a market approach and discounted cash flows. The process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections at the reporting unit level, and discount rates. As a result, future goodwill impairment tests could result in significant impairment charges. Long-Term Investment We are using the equity method of accounting for our long-term investment. Under this method, the investment is initially recorded at cost plus our share of income or loss to date.

MANAGEMENT’S DISCUSSION AND ANALYSIS 35 Deferred Lease Inducements We have received various inducements to lease space for our branches. The inducements are amortized over the remaining terms of the respective leases and recorded as a reduction to rent expense. Contingencies We are subject to various claims and contingencies related to lawsuits, taxes and commitments under contractual and other commercial obligations. We recognize liabilities for contingencies and commitments when a loss is probable and capable of being reasonably estimated. Significant changes in assumptions as to the likelihood and estimates of the amount of a loss could result in recognition of an additional liability. Income Tax Estimates and Future Income Taxes As part of the process of preparing our consolidated financial statements, Management is required to estimate income taxes in each of the jurisdictions in which it operates. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items. These differences result in future income tax assets and liabilities, which are included within our balance sheet. We must then assess the likelihood that future tax assets will be recovered from future taxable income, and if we assess that recovery is not likely, a valuation allowance must be established. Management judgment is required in determining our provision for income taxes, future tax assets and liabilities and any valuation allowance that may be deemed necessary. Stock Based Compensation We have a stock based compensation plan, which is described in Note 13 (b). We account for all stock based compensation payments that are settled by the issuance of equity in accordance with a fair value-based method of accounting. Stock based compensation awards are recognized in the financial statements over the period in which the related services are rendered, which is usually the vesting period of the option, or as applicable, over the period to the date an employee is eligible to retire, whichever is shorter, with a corresponding increase recorded in contributed surplus. The fair value is calculated using the Black-Scholes option-pricing model. When options are exercised, the proceeds received by us, together with the amount in contributed surplus associated with the exercised options, are credited to share capital. Earnings Per Share Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during each reporting period. Shares issued during the year are weighted for the portion of the year that they are outstanding in accordance with the treasury stock method. Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that proceeds from such exercises were used to acquire common shares at the average market price during the reporting period. Accounting for the Impairment of Long-Lived Assets Long-lived assets and identifiable intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is assessed by a comparison of the carrying amount of an asset to the sum of future undiscounted cash flows expected to be generated from the use and eventual disposition by the group of assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the group of assets exceeds the fair value of the assets. Any assets to be disposed by sale are reported at the lower of carrying amount or fair value less costs to sell and are included in current assets. Such assets are not amortized while they are classified as held-for-sale.

MANAGEMENT’S DISCUSSION AND ANALYSIS 36 Financial Instruments The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as “held–for-trading”, “available-for-sale”, “held-to-maturity”, “loans and receivables”, or “other financial liabilities” as defined by the standard. Financial assets and financial liabilities “held-for-trading” are measured at fair value with changes in those fair values recognized in net earnings. “Available-for-sale” are measured at fair value, with changes in those fair values recognized in Other Comprehensive Income (“OCI”). “Held-to-maturity”, “loans and receivables” and “other financial liabilities” are measured at amortized cost using the effective interest method. Cash has been designated as “held-for-trading”. Accounts receivable are designated as “loans and receivables”. Accounts payable and accrued liabilities and capital lease obligations and other are designated as “other financial liabilities”. Section 3862 is based on International Financial Reporting Standards (“IFRS”) 7 “Financial Instruments: Disclosures” and requires disclosures, by class of financial instrument that enables users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must also include a sensitivity analysis of each type of market risk to which an entity is exposed; show how net income and OCI would have been affected by reasonably possible changes in the relevant risk variable. In March 2007, the CICA also issued Handbook Section 3863 to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows. This Section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, gains and losses, and the circumstances in which financial assets and financial liabilities are offset. This standard also harmonizes disclosures with IFRS 7. As a result of adopting this standard, new or enhanced disclosure is provided in Note 18 - Financial Instruments and Risk Management. The main financial risks arising from our financial instruments include interest rate risk, credit risk, liquidity risk, and other market price risk. On a quarterly basis, we review financial risks, set appropriate limits and controls where necessary. Our strategy for managing these risks and its exposures to risks and how they arise has not changed significantly from the prior fiscal year. We do not currently use derivative financial instruments to manage our foreign exchange, interest rate, and credit or liquidity risk and do not hold or issue derivative financial instruments for trading or speculative purposes. We are not exposed to foreign exchange risk as all operations are in Canada and so no significant transactions are entered into in a foreign denominated currency. We do not have significant amounts of interest bearing obligations; therefore, our exposure to interest rate fluctuations relative to financial instruments is minimal. Credit risk is the risk of financial loss to us if a customer or counter-party to a financial instrument fails to meet its contractual obligations and arises principally from our cash and accounts receivable. The maximum amount of credit risk exposure is limited to the carrying amount of the balances disclosed in these financial statements. We manage the credit risk associated with its cash by holding our funds with reputable Canadian financial institutions. We act as a broker and have no concentration of credit risk with any particular individual, company or other entity, related to the brokering of payday advance services. Funding of these short-term advances is provided by independent third party lenders. The advances are repayable by the customer to the third party lenders and represent assets of the lenders. However, the credit risk relates to the possibility of default of payment on our accounts receivable. We perform on-going credit evaluations, aging of the receivable, payment history, security, and allows for uncollectible amounts when determinable. As at June 30, 2009 there are no significant past due accounts and there has been no impairment adjustments made to the accounts. The maximum exposures to credit risk are represented by the carrying amount of accounts receivable which is approximately $2.8 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS 37 We are exposed to liquidity risk from the chance that it will not be able to meet our financial obligations as they become due or will not receive sufficient funds from its third party lenders to advance to our customers. We manage all liquidity risk through maintaining a sufficient working capital amount through daily monitoring of controls, cash balances and operating results. Our principal sources of cash are funds from operations. The maximum exposure to liquidity risk are represented by the carrying amount of accounts payable and accrued liabilities and obligations under capital leases and other which is approximately $15.2 million. Capital Disclosures In December 2006, the CICA issued Handbook Section 1535. This standard requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. Our objective when managing capital is to provide a return to our shareholders by fairly pricing our services with the associated level of risk while being able to sufficiently fund future growth initiatives. We define capital that we manage as the aggregate of its shareholders’ equity, which is comprised of share capital, contributed surplus and retained earnings. In order to maintain or adjust our capital structure, we, upon approval from our Board of Directors, may issue shares, repurchase shares through a normal course issuer bid, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestures, as well as capital and operating budgets. We set the amount of capital in proportion to risk and manage the capital structure and make adjustments to it based on economic or regulatory changes. In order to maintain or modify the capital structure, we may seek additional sources of capital. We have limited reliance on debt facilities and are not subject to any restrictive covenants. Our capital management objectives, policies and procedures were unchanged since prior year-end. CHANGES IN ACCOUNTING POLICIES AND PRACTICES Emerging Issues Committee (“EIC”) 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities In January 2009, the CICA issued EIC Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. The EIC requires us to take into account our own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC 173 is to be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value in the interim and annual financial statements for periods ending on or after the date of issuance of the Abstract. We have evaluated the impact of adopting this standard on our consolidated financial statements and no changes were made. RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED Goodwill and Intangible Assets In February 2008, the CICA issued Handbook Section 3064 (“Section 3064”) Goodwill and Intangible Assets. Section 3064, which replaces Section 3062, Goodwill and Intangible Assets and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Reporting Standard IAS 38, Intangible Assets. This new standard applies to our consolidated interim and annual financial statements beginning July 1, 2009. We are currently evaluating the impact of this standard on our consolidated financial position and results of operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS 38 Business Combinations In January 2009, the CICA issued Handbook Section 1582, “Business Combinations,” which replaces the existing standard. This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date and those non-controlling interests would be measured at fair value at the date of acquisition. This standard is equivalent to the International Financial Reporting Standards on business combinations. This standard is applied prospectively to business combinations with acquisition dates on or after January 1, 2011 and earlier adoption is permitted. We are currently evaluating the impact of adopting this standard on our consolidated financial statements. Non-Controlling Interests In January 2009, the CICA issued Handbook Section 1602, “Non-Controlling Interests,” which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This standard is equivalent to the International Financial Reporting Standards on consolidated and separate financial statements. The section is effective for interim and annual financial statements beginning on January 1, 2011 and earlier adoption is permitted. We are currently evaluating the impact of adopting this standard on our consolidated financial statements. Consolidated Financial Statements In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements,” which replaces the existing standard. This section carries forward existing Canadian guidance for preparing consolidated financial statements other than non-controlling interests. The section is effective for interim and annual financial statements beginning on January 1, 2011 and earlier adoption is permitted. We are currently evaluating the impact of adopting this standard on our consolidated financial statements. Financial Instruments – Recognition and Measurement In June 2009, the CICA amended Handbook Section 3855, “Financial Instruments - Recognition and Measurement,” to clarify the application of the effective interest method after a debt instrument has been impaired. The section has also been amended to clarify when an embedded prepayment option is separated from its host instrument for accounting purposes. The amendments apply to interim and annual financial statements relating to fiscal years beginning on or after May 1, 2009 for the amendments relating to the effective interest method and January 1, 2011 for the amendment relating to embedded prepayment options. We are currently evaluating the impact of the amendments. International Financial Reporting Standards (“IFRS”) Canada’s Accounting Standards Board ratified a strategic plan that will result in generally accepted accounting principles (“GAAP”), as currently used by Canadian public companies, being evolved and converged with IFRS over a transitional period to be completed by 2011. The official changeover date to IFRS is for interim and annual financial statements related to fiscal years commencing on or after January 1, 2011, specifically July 1, 2011 for us. We are currently in the process of developing an IFRS changeover plan which will address key areas such as accounting policies, financial reporting, information systems, disclosure controls and procedures and other business activities. As part of this changeover plan, we are currently identifying differences in accounting policies on an ongoing basis as compared to choices that are in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards. We have not yet quantified the effects of the potential significant differences between GAAP and IFRS, which may or may not be material to the financial statements. The impact of adoption will be monitored on a continual basis and we will update our disclosures quarterly to report on the progress of our IFRS changeover plan.

MANAGEMENT’S DISCUSSION AND ANALYSIS 39 CONTROLS AND PROCEDURES Disclosure Controls and Procedures Management is responsible for establishing and maintaining a system of controls and procedures over the public disclosure of financial and non-financial information regarding the Company. Such controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure. Internal Control over Financial Reporting Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has designed internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP. There has been no change in the design of the Company’s internal control over financial reporting during the year ended June 30, 2009, that would materially affect, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. Evaluation of Effectiveness As required by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109) issued by the Canadian Securities regulatory authorities, an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures and internal control over financial reporting was conducted as of June 30, 2009, by and under the supervision of management, including the CEO and CFO. In making the assessment of the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework. The evaluation included the certifying officers’ daily interaction with the control systems, walkthroughs, documentation review, observations, enquiries, re-performance, analytical procedures and other tests of controls and audit procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures and internal control over financial reporting were effective as at June 30, 2009. Limitations on the Effectiveness of Disclosure Controls and Procedures and Internal Controls over Financial Reporting Our management, including the CEO and CFO, do not expect that our disclosure controls and procedures and internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable assurance that the control system objectives will be met. The likelihood of achievement is affected by limitations inherent in all internal control systems. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented in numerous ways including collusion, overrides and deception. Another inherent limitation in any system of internal control over financial reporting is the increasing complexity of GAAP. With the changing standards, increasing abundance of Canadian, U.S. and International standards and the varying interpretations of GAAP by professional accountants and regulatory authorities it is possible that the judgments and interpretations made by us may differ from that of others. In addition to the inherent limitations, the design of a control system must reflect that there are resource constraints, and the expected benefit of controls must be considered relative to the expected costs. Due to inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Further, no evaluation of controls can provide absolute assurance that all control issues within a company will be detected.

MANAGEMENT’S DISCUSSION AND ANALYSIS 40 DIVIDENDS Dividends declared per common share for 2009 totalled $0.335, up from $0.175 in 2008. On August 26, 2009, we declared two cash dividends. The first dividend is a quarterly cash dividend of $0.065 per common share, unchanged from the prior quarter, and the second dividend is a special cash dividend of $0.075 per common share. Both are payable on September 24, 2009 to shareholders of record on September 9, 2009. OUTSTANDING SHARE DATA As at August 26, 2009, we had 16,683,494 common shares outstanding. There were also options to purchase 1,073,355 common shares, which if exercised, would provide us with proceeds of approximately $5.1 million. On June 30, 2009, we announced our intention to make a normal course issuer bid (the “Bid”) to purchase, through the facilities of the Toronto Stock Exchange, certain of our outstanding common shares. The number of common shares to be purchased during the period of the Bid from July 3, 2009 to July 2, 2010 will not exceed 1,063,295 common shares, or approximately 10% of the public float outstanding on June 26, 2009. Common shares purchased pursuant to the Bid will be cancelled. No purchases related to this Bid were settled during fiscal 2009, however subsequent to year-end we purchased 361,000 common shares at a cost of $3.1 million. OTHER Cautionary Statement Regarding Forward-looking Information This MD&A contains “forward-looking information” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well as initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects”, or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might”, or “will be taken”, “occur”, or “be achieved”. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, the availability of alternative transactions, shareholder, legal, regulatory and court approvals and third party consents and other factors described in our latest AIF filed on SEDAR at www.sedar.com under the heading “Risk Factors”. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws. Non-GAAP Measures This MD&A refers to certain financial measures that are not determined in accordance with GAAP in Canada. These measures do not have standardized meanings and may not be comparable to similar measures presented by other companies. Although a measure such as ‘Earnings Before Interest, Income Taxes, Extraordinary Items, Stockbased Compensation, Amortization of Capital and Intangible Assets’ (“EBITA”) do not have standardized meanings prescribed by GAAP, these measures are used herein or can be determined by reference to our financial statements. “Same branch revenues” is a non-GAAP measure tracked and reported by us and is generally used to compare the

MANAGEMENT'S DISCUSSION AND ANALYSIS

average revenue for a particular group of branches in a current period to that same particular group of branches in a prior period. This non-GAAP measure is a way to gauge the performance of a particular group of branches and is directly related to and helps explain changes in total revenue. Average revenue is defined as revenue for the period divided by the number branches. BOI is a non-GAAP measure tracked and reported by us and is generally used to compare the performance at branch level and includes expenses which primarily relate to the operations of the branch network. "Regional expenses" is a non-GAAP measure which is used to gauge expenditures at the regional and divisional level and includes compensation of associates including centralized regional departments, Regional Managers, Divisional Vice Presidents and President, as well as other expenses related to the functions of these groups. "Corporate expenses" is a non-GAAP measure which is used to gauge expenditures at the corporate level and includes compensation of associates and related expenses at the corporate office level. These measures are discussed because management believes that they facilitate the understanding of our results of its operational and financial position.

The following table provides a reconciliation of net income in accordance with GAAP to EBITA for the past eight quarters.

EBITA Reconciliation

Thousands of dollars, except for per share amounts and branch figures	2009					2008				
	Q4	Q3	Q2	Q1	YTD	Q4	Q3	Q2	Q1	YTD
Consolidated Results										
Income from continuing operations	$1,232	$3,067	$4,292	$6,056	$14,647	$3,190	$2,706	$3,207	$3,418	$12,522
Interest	41	12	10	14	77	3	1	3	2	9
Income tax	700	1,618	1,316	3,237	6,871	2,734	1,323	1,958	1,855	7,870
Stock-based compensation	174	240	264	298	976	331	106	96	92	625
Amortization of capital and intangible assets	1,744	1,523	1,421	1,324	6,012	1,356	1,297	1,375	1,218	5,246
EBITA from continuing operations	$3,891	$6,460	$7,303	$10,929	$28,583	$7,614	$5,433	$6,639	$6,585	$26,271
EBITA from continuing operations adjusted for class action settlements	$8,891	$6,460	$9,213	$10,929	$35,493	$7,614	$5,433	$6,639	$6,585	$26,271
EBITA from discontinued operations		$ -	$ -	$ -	$ -	$ -	$ (560)	$ (396)	$ (402)	$(1,358)

41

Financial Statements For the year ended June 30, 2009 MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS AUDITORS’ REPORT TO SHAREHOLDERS CONSOLIDATED STATEMENTS OF OPERATIONS CONSOLIDATED STATEMENTS OF RETAINED EARNINGS CONSOLIDATED BALANCE SHEET CONSOLIDATED STATEMENTS OF CASH FLOWS NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS 44 44 45 45 46 47 48

FINANCIAL STATEMENTS 44 MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS The accompanying consolidated financial statements and management’s discussion and analysis (MD&A) are the responsibility of management and have been approved by the Board of Directors. The consolidated financial statements and MD&A have been prepared by management in accordance with Canadian generally accepted accounting principles and include some amounts based on management’s best estimates and informed judgments. When alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances. The Cash Store Financial Services Inc. maintains a system of internal controls to provide reasonable assurance that transactions are properly authorized, financial records are accurate and reliable and the Company’s assets are properly accounted for and adequately safeguarded. The Board of Directors is responsible for ensuring that management fulfills its responsibility for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board of Directors carries out its responsibility for the financial statements through its Audit Committee. This Committee meets periodically with management and the independent external auditors to review the financial statements and the MD&A and to discuss audit, financial and internal control matters. The Company’s independent external auditors have full and free access to the Audit Committee. The Audit Committee is responsible for approving the remuneration and terms of engagement of the Company’s independent external auditors. The consolidated financial statements have been subject to an audit by the Company’s internal and external auditors, KPMG LLP, in accordance with generally accepted auditing standards on behalf of the shareholders. The consolidated financial statements and MD&A have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized in note 1 of the notes to the consolidated financial statements. Signed “Gordon J. Reykdal” Signed “Nancy Bland”, CA Chairman and Chief Executive Officer Chief Financial Officer August 26, 2009 Edmonton, Alberta, Canada August 26, 2009 Edmonton, Alberta, Canada AUDITORS’ REPORT TO THE SHAREHOLDERS We have audited the consolidated balance sheet of The Cash Store Financial Services Inc. as at June 30, 2009 and 2008 and the consolidated statements of operations, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of The Cash Store Financial Services Inc. as at June 30, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. KPMG LLP August 26, 2009 Edmonton, Canada

FINANCIAL STATEMENTS 45 See accompanying notes to consolidated financial statements. Consolidated Statements Of Operations Years Ended June 30 (In thousands, except share and per share amounts) 2009 2008 Revenue Brokerage $ 150,253 $ 130,567 Interest income 252 232 150,505 130,799 Branch expenses Salaries and benefits 40,634 35,399 Retention payments 17,988 20,111 Selling, general and administrative 17,297 16,621 Rent 11,300 10,279 Advertising and promotion 3,971 4,128 Amortization of capital assets 4,679 4,425 95,869 90,963 Branch operating income 54,636 39,836 Regional expenses 8,218 7,440 Corporate expenses 16,656 11,182 Amortization of capital assets 1,297 596 Amortization of intangible assets 36 226 Income before income taxes, class action settlements and discontinued operations 28,429 20,392 Class action settlements - Note 11 6,910 - Income from continuing operations before income taxes 21,519 20,392 Provision for income taxes - Note 9 Current 4,407 6,043 Future 2,465 1,827 6,872 7,870 Income from continuing operations 14,647 12,522 Loss from discontinued operations Net of taxes of $nil and $(776) respectively - Note 20 - (1,716) Net income and comprehensive income $ 14,647 $ 10,806 Weighted average number of common shares outstanding Basic 17,957,710 20,123,645 Diluted 18,020,661 20,241,943 Basic earnings per share Income from continuing operations $ 0.82 $ 0.62 Loss from discontinued operations - (0.08) Net income and comprehensive income 0.82 0.54 Diluted earnings per share Income from continuing operations 0.81 0.62 Loss from discontinued operations - (0.09) Net income and comprehensive income $ 0.81 $ 0.53 Consolidated Statements Of Retained Earnings Years Ended June 30 (In thousands) 2009 2008 Retained earnings, beginning of year $ 21,341 $ 25,423 Dividends on common shares (5,312) (3,552) Shares repurchased - Note 13 (a) (9,698) (2,790) Insta-Rent spin out - Note 20 - (8,546) Net income and comprehensive income for the year 14,647 10,806 Retained earnings, end of year $ 20,978 $ 21,341

FINANCIAL STATEMENTS 46 Commitment - Note 15 Contingencies - Note 16 Subsequent Events - Note 21 See accompanying notes to consolidated financial statements. Approved by the Board: Signed ”Gordon J. Reykdal” Signed “J. Albert Mondor” Director Director August 26, 2009 Edmonton, Alberta, Canada August 26, 2009 Edmonton, Alberta, Canada Consolidated Balance Sheets As at June 30 (in thousands) 2009 2008 Assets Current assets Cash and cash equivalents - Note 4 $ 18,519 $ 15,644 Accounts receivable - Note 5 2,864 6,153 Prepaid expenses and other 1,497 562 Income taxes receivable 150 - Current future income taxes - Note 9 1,622 3,166 24,652 25,525 Deposits and other 481 1,144 Long-term investment - Note 6 180 180 Future income taxes - Note 9 969 1,599 Capital assets - Note 7 17,590 14,017 Intangible assets - Note 8 5,370 5,336 Goodwill 34,554 33,986 $ 83,796 $ 81,787 Liabilities Current liabilities Accounts payable and accrued liabilities - Note 10 $ 14,196 $ 7,392 Income taxes payable - 923 Current portion of deferred revenue 133 164 Current portion of deferred lease inducements 260 298 Current portion of obligations under capital leases and other - Note 12 396 8 14,985 8,785 Deferred revenue 13 96 Deferred lease inducements 486 564 Long-term obligations under capital leases and other - Note 12 1,029 - Future income taxes - Note 9 1,431 1,140 17,944 10,585 Shareholders’ equity Share capital - Note 13 40,222 46,085 Contributed surplus - Note 14 4,652 3,776 Retained earnings 20,978 21,341 65,852 71,202 $ 83,796 $ 81,787

FINANCIAL STATEMENTS 47 See accompanying notes to consolidated financial statements. Consolidated Statements Of Cash Flows Years Ended June 30 (in thousands) 2009 2008 Cash provided by (used in): Operating activities Income from continuing operations $ 14,647 $ 12,522 Items not affecting cash: Amortization of capital assets 5,976 5,021 Amortization of intangible assets 36 226 Warrants to outside agents - Note 13 (c) 180 - Stock-based compensation - Note 13 (b) 977 625 Future income taxes 2,465 1,827 24,281 20,221 Change in non-cash operating items: Accounts receivable 3,289 (4,536) Prepaid expenses, deposits and other (272) 131 Income taxes receivable (150) - Accounts payable and accrued liabilities 5,403 (1,347) Income taxes payable (923) 156 Deferred revenue (114) (47) Deferred lease inducements (116) 33 31,398 14,611 Investing activities Business acquisitions - Note 3 (848) - Purchase of intangible assets - Note 8 - (15) Purchase of capital assets (6,274) (5,786) Purchase of long-term investment - (180) (7,122) (5,981) Financing activities Repayment of obligations under capital leases and other (247) (111) Dividends paid on common shares (5,312) (3,552) Issuance of common shares 268 200 Shares repurchased (16,110) (5,976) (21,401) (9,439) Cash provided (used) by continuing operations 2,875 (809) Cash used by discontinued operations: Operating activities - (1,895) Investing activities - (305) - (2,200) Increase (decrease) in cash 2,875 (3,009) Cash and cash equivalents, beginning of year 15,644 18,653 Cash and cash equivalents, end of year $ 18,519 $ 15,644 Supplemental cash flow information: Interest paid $ 74 $ 33 Interest received 367 436 Income taxes paid $ 5,729 $ 5,887

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended June 30, 2009 and 2008 (in thousands except share and per share amounts) 48 Notes to Consolidated Financial Statements For the years ended June 30, 2009 and 2008 (in thousands except share and per share amounts) NATURE OF BUSINESS The Cash Store Financial Services Inc. (the “Company”) operates under two branch banners: The Cash Store and Instaloans who act as brokers to facilitate payday advance services to income-earning consumers. As at June 30, 2009, the Company operated 424 (2008 – 384) branches. NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (a) Basis of Presentation These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”) and include the accounts of the Company and its wholly-owned subsidiaries, The Cash Store Inc., Instaloans Inc., 1152931 Alberta Ltd. (o/a The Mortgage Company), Tembo Telecom Inc., TCS Cash Store Inc., and 5515433 Manitoba Inc. All significant inter-company balances and transactions have been eliminated. (b) Use of Estimates The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates made by management. The recoverable values of future income tax assets, capital assets, goodwill and intangible assets, the estimated accrued liabilities related to the class action lawsuits, and the amortization periods of capital assets and intangible assets, are the more significant items which reflect estimates in these financial statements. (c) Retention Payments The Company, through The Cash Store and Instaloans banners, acts as a broker on behalf of income earning consumers seeking short-term advances. Funding of short-term advances is provided by independent third party lenders. The advances are repayable by the customer to the third party lenders and represent assets of the lenders; accordingly they are not included on the Company’s balance sheet. To facilitate the short term advance business the Company has entered into written agreements with a number of third party lenders that are prepared to consider lending to the Company’s customers. Pursuant to these agreements, the Company provides services to the lenders related to the collection of documents and information as well as loan collection services. The agreements also provide that the third party lenders are responsible for losses suffered on account of uncollectible loans provided the Company has properly performed its duties under the terms of the agreements. In the event the Company does not properly perform its duties and the lenders make a claim as required under the agreement, the Company may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that the Company has a liability under the agreement. The Company’s Board of Directors approved a resolution which authorizes management to pay a maximum amount of retention payments per quarter to third party lenders as consideration to those lenders that continue to be willing to fund advances to the Company’s customers. While the third party lenders have not been guaranteed a return, the decision has been made to voluntarily make retention payments to the lenders to deflect the impact of the loan losses

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended June 30, 2009 and 2008 (in thousands except share and per share amounts) 49 experienced by the third party lenders. Retention payments are recorded in the period in which a commitment is made to a lender pursuant to the resolution approved by the Board of Directors. (d) Revenue Recognition Revenue arising from brokering short-term advances for customers is recognized once all services have been rendered, all advance amounts have been received by the customer and the brokerage fee has been received by the Company. Revenue from the Company’s cheque cashing, money order sales, money transfer, bill payment services and other miscellaneous services is recognized when the transactions are completed at the point-of-sale in the branch and the related fee charged by the Company has been received. For mortgages that the Company has funded directly, which have terms ranging from 1 to 12 months, the Company is recognizing revenue using the effective interest method. Revenues include the interest rate being charged to the customer and the fee being charged and collected from the customer at the time of providing these loans (the “loan origination fee”). The loan origination fee is recognized as an adjustment to the yield on the related loan. The Company reviews these loans to assess whether a loan loss reserve is required. In doing so we consider the amount of outstanding loans owed to us, historical loans charged off, current and expected collection patterns and current economic trends. (e) Capital Assets Capital assets are recorded at cost. Amortization is recorded using the rates and methods outlined in the table below: Rate Method Computer hardware 25% Straight-line Computer software 20% Straight-line Fixtures, furniture and equipment 20% Straight-line Signs 20% Straight-line Vehicles 20% Straight-line Buildings 4% Straight-line Leasehold improvements are amortized based on the straight-line basis over the shorter of the lease term and the estimated useful life of the asset. (f) Cash and Cash Equivalents Cash and cash equivalents is defined as cash and short-term investments with maturity dates of less than 90 days. (g) Intangible Assets Intangible assets acquired individually or as part of a group of other assets are initially recognized and measured at cost. The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their relative fair values. Intangible assets with finite useful lives are amortized over their useful lives. Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended June 30, 2009 and 2008 (in thousands except share and per share amounts) 50 The amortization methods and estimated useful lives of intangible assets, which are reviewed annually, are as follows: Customer list, contracts and relationships Straight-line – 3 years Non-compete agreements Term of the agreements Favourable and unfavourable leases Term of leases Brand name Indefinite life (h) Goodwill Goodwill represents the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the business combination. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill is not amortized and is tested for impairment annually on April 1st of each year, or more frequently if events or changes in circumstances indicate it may be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared to its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it was the purchase price. When the carrying amount of the reporting segment’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess. (i) Long-term Investment The Company applies the equity method of accounting for its investment in The Cash Store Australia Holdings Inc. This investment is recorded at cost plus the Company’s share of income or loss to date. (j) Deferred Lease Inducements The Company has received various inducements to lease space for its branches. The inducements are amortized over the remaining terms of the respective leases and recorded as a reduction to rent expense. (k) Income Taxes Income taxes are accounted for under the asset and liability method. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment or substantive enactment date. The Company accrues interest and penalties for uncertain tax positions in the period in which these uncertainties are identified. A valuation allowance is recorded against any future tax assets if it is more likely than not that the asset will not be realized. (l) Stock Based Compensation The Company has a stock based compensation plan, which is described in Note 13 (b). The Company accounts for all stock based compensation payments that are settled by the issuance of equity in accordance with a fair value-based NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended June 30, 2009 and 2008 (in thousands except share and per share amounts) 51 method of accounting. Stock based compensation awards are recognized in the financial statements over the period in which the related services are rendered, which is usually the vesting period of the option, or as applicable, over the period to the date an employee is eligible to retire, whichever is shorter, with a corresponding increase recorded in contributed surplus. The fair value is calculated using the Black-Scholes option-pricing model. When options are exercised, the proceeds received by the Company, together with the amount in contributed surplus associated with the exercised options, are credited to share capital. (m) Earnings Per Share Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during each reporting period. Shares issued during the year are weighted for the portion of the year that they are outstanding in accordance with the treasury stock method. Diluted earnings per share are computed similar to basic earnings per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that proceeds from such exercises were used to acquire common shares at the average market price during the reporting period. (n) Accounting for the Impairment of Long-Lived Assets Long-lived assets and identifiable intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is assessed by a comparison of the carrying amount of an asset to the sum of future undiscounted cash flows expected to be generated from the use and eventual disposition by the group of assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the group of assets exceeds the fair value of the assets. Any assets to be disposed by sale are reported at the lower of carrying amount or fair value less costs to sell and are included in current assets. Such assets are not amortized while they are classified as held-for-sale. NOTE 2 – CHANGES IN ACCOUNTING POLICIES AND PRACTICES As disclosed in the June 30, 2008 annual audited consolidated financial statements, on July 1, 2008, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 1535 Capital Disclosures (“Section 1535”), Section 3862 Financial Instruments – Disclosure (“Section 3862”) and Section 3863 Financial Instruments – Presentation (“Section 3863”). The adoption of these standards has had no material impact on the Company’s financial position, net earnings or cash flows. The other effects of the implementation of the new standards are discussed below. Financial Instruments The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as “held–for-trading”, “available-for-sale financial assets”, “held-to-maturity investments”, “loans and receivables”, or “other financial liabilities” as defined by the standard. Financial assets and financial liabilities “held-for-trading” are measured at fair value with changes in those fair values recognized in net earnings. “Available-for-sale financial assets” are measured at fair value, with changes in those fair values recognized in Other Comprehensive Income (“OCI”). “Held-to-maturity investments”, “loans and receivables” and “other financial liabilities” are measured at amortized cost using the effective interest method. Cash has been designated as “held-for-trading”. Accounts receivable are designated as “loans and receivables”. Accounts payable and accrued liabilities and capital lease obligations and other are designated as “other financial liabilities”. NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended June 30, 2009 and 2008 (in thousands except share and per share amounts) 52 Section 3862 is based on International Financial Reporting Standards (“IFRS”) 7 “Financial Instruments: Disclosures” and requires disclosures, by class of financial instrument that enables users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must also include a sensitivity analysis of each type of market risk to which an entity is exposed; show how net income and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable. In March 2007, the CICA also issued Handbook Section 3863 to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows. This Section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, gains and losses, and the circumstances in which financial assets and financial liabilities are offset. This standard also harmonizes disclosures with IFRS 7. As a result of adopting this standard, new or enhanced disclosure is provided in Note 18 - Financial Instruments and Risk Management. Capital Disclosures In December 2006, the CICA issued Handbook Section 1535. This standard requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance. As a result of adopting this standard, new or enhanced disclosure is provided in Note 19 - Management of Capital. Emerging Issues Committee (“EIC”) 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities In January 2009, the CICA issued EIC Abstract 173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”. The EIC requires the Company to take into account the Company’s own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments. EIC 173 is to be applied retrospectively without restatement of prior periods to all financial assets and liabilities measured at fair value in the interim and annual financial statements for periods ending on or after the date of issuance of the Abstract. The Company has evaluated the impact of adopting this standard on our consolidated financial statements and no changes were made. Recent Accounting Pronouncements Not Yet Adopted Goodwill and Intangible Assets In February 2008, the CICA issued Handbook Section 3064 (“Section 3064”) Goodwill and Intangible Assets. Section 3064, which replaces Section 3062, Goodwill and Intangible Assets and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Reporting Standard IAS 38, Intangible Assets. This new standard applies to the Company’s consolidated interim and annual financial statements beginning July 1, 2009. The Company is currently evaluating the impact of this standard on its consolidated financial position and results of operations. NOTE 2 – CHANGES IN ACCOUNTING POLICIES AND PRACTICES (CONTINUED)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended June 30, 2009 and 2008 (in thousands except share and per share amounts) 53 Business Combinations In January 2009, the CICA issued Handbook Section 1582, “Business Combinations” which replaces the existing standard. This section establishes the standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition related costs will be expensed as incurred and that restructuring charges will be expensed in the periods after the acquisition date and that non-controlling interests would be measured at fair value at the date of acquisition. This standard is equivalent to the International Financial Reporting Standards on business combinations. This standard is applied prospectively to business combinations with acquisition dates on or after January 1, 2011 and earlier adoption is permitted. The Company is currently evaluating the impact of adopting this standard on its consolidated financial statements. Non-Controlling Interests In January 2009, the CICA issued Handbook Section 1602, “Non-Controlling Interests” which establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This standard is equivalent to the International Financial Reporting Standards on consolidated and separate financial statements. The section is effective for interim and annual financial statements beginning on January 1, 2011 and earlier adoption is permitted. The Company is currently evaluating the impact of adopting this standard on our consolidated financial statements. Consolidated Financial Statements In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements” which replaces the existing standard. This section carries forward existing Canadian guidance for preparing consolidated financial statements other than non-controlling interests. The section is effective for interim and annual financial statements beginning on January 1, 2011 and earlier adoption is permitted. The Company is currently evaluating the impact of adopting this standard on our consolidated financial statements. Financial Instruments – Recognition and Measurement In June 2009, the CICA amended Handbook Section 3855, “Financial Instruments - Recognition and Measurement,” to clarify the application of the effective interest method after a debt instrument has been impaired. The section has also been amended to clarify when an embedded prepayment option is separated from its host instrument for accounting purposes. The amendments apply to interim and annual financial statements relating to fiscal years beginning on or after May 1, 2009 for the amendments relating to the effective interest method and January 1, 2011 for the amendment relating to embedded prepayment options. The Company is currently evaluating the impact of the amendments. International Financial Reporting Standards (“IFRS”) Canada’s Accounting Standards Board ratified a strategic plan that will result in GAAP, as currently used by Canadian public companies, being evolved and converged with IFRS over a transitional period to be completed by 2011. The official changeover date to IFRS is for interim and annual financial statements related to fiscal years commencing on or after January 1, 2011, specifically July 1, 2011 for the Company. The Company is currently in the process of developing an IFRS changeover plan which will address key areas such as accounting policies, financial reporting, information systems, disclosure controls and procedures and other business activities. As part of this changeover plan, the Company is currently identifying differences in accounting policies on an ongoing basis as compared to choices that are in accordance with IFRS 1, First-time Adoption of International Financial Reporting Standards.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended June 30, 2009 and 2008 *(in thousands except share and per share amounts)*

NOTE 3 – BUSINESS ACQUISITIONS

The Company has not yet finalized its determination of the potential impacts of the differences between GAAP and IFRS, which may or may not be material to the financial statements. The impact of adoption will be monitored on a continual basis and the Company intends to disclose the impact of these differences in its future consolidated financial statements, as it finalizes its assessment.

On July 15, 2008, the Company acquired all the business assets of Continual Cash Ltd. representing four branches in Alberta. The Company also acquired a customer list in Manitoba, and one branch in British Columbia from Marlow Holdings Inc. The Company acquired the business assets of Continual Cash and the customer list and branch for total consideration of $214. Continual Cash Ltd. and Marlow Holdings Inc. operated in the payday and short-term loan industry.

On November 14, 2008, the Company acquired all the business assets of Consolidated Financial Corp. representing ten branches in British Columbia, and two branches in each of Alberta and Ontario for total consideration of $634. Consolidated Financial Corp. operated in the payday and short-term loan industry.

The combined purchase price allocation for the year ended June 30, 2009 has been finalized and is detailed in the table below:

Net assets acquired at assigned values	
Capital assets	$ 210
Customer contracts, relationships, lists and other	10
Non-compete agreements	60
Goodwill	568
	$ 848

The goodwill and intangible assets are deductible for income tax purposes and as such, have been added to cumulative eligible capital.

NOTE 4 – CASH AND CASH EQUIVALENTS

The significant components of cash and cash equivalents are as follows:

	2009	2008
Cash	$ 18,269	$ 15,644
Cash equivalents	250	-
	$ 18,519	$ 15,644

54

Cash equivalents includes a short-term guaranteed investment certificate in the amount of $250 (2008 – $nil).

Cash includes $3,000 in externally restricted cash related to the issuance of a standby letter of credit in the same amount. The standby letter of credit was issued pursuant to provisions of an agreement with DirectCash ATM Processing Partnership, our debit and prepaid credit card service provider, which was required to satisfy timing differences in cash settlements. No amounts have been drawn on this letter to date.

The Company has set up $1,500 in funds to facilitate claims related to the Ontario class action lawsuit settlement (Note 11 (a)). No amounts have been drawn on this as at June 30, 2009. Subsequent to year end, $750 was drawn on this account.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended June 30, 2009 and 2008 (in thousands except share and per share amounts)

NOTE 5 – ACCOUNTS RECEIVABLE

	2009	2008
Notes receivable	$ -	$ 600
Mortgages receivable (net of allowance)	292	835
Due from The Cash Store Australia Holdings Inc. - Note 17 (b)	1	660
Other	2,571	4,058
	$ 2,864	$ 6,153

Mortgages Receivable

The Company has $292 (2008 - $835) in mortgages outstanding at year end that the Company has funded directly to its customers. These mortgages are due within the next fiscal year and bear interest rates between 12% and 19%. As security for these mortgages, the Company has taken security on the customers' residential properties.

The loan loss reserve for the current year is $95 (2008 – $nil). As these conditions change, the Company may need to make additional allowances in future periods.

Other

Other receivables include amounts in the normal course of business and are paid in full within the terms of the respective contracts.

NOTE 6 – LONG-TERM INVESTMENT

The Company owns 3,000,000 common shares, or approximately 18.3% (2008 – 19.4%) of the outstanding common shares at a cost of $180, in The Cash Store Australia Holdings Inc. ("Cash Store Australia"), which is listed on the TSX Venture Exchange. Of the 3,000,000 common shares, 2,700,000 common shares are subject to escrow provisions that prevent the Company from selling these shares until the following dates:

Date	Percentage	Common Shares
September 8, 2009	15%	450,000
March 8, 2010	15%	450,000
September 8, 2010	15%	450,000
March 8, 2011	15%	450,000
September 8, 2011	15%	450,000
March 8, 2012	15%	450,000
	90%	2,700,000

NOTE 7 – CAPITAL ASSETS

	2009		
	Cost	Accumulated Amortization	Net Book Value
Computer hardware	$ 4,109	$ 1,715	$ 2,394
Computer software	3,847	568	3,279
Fixtures, furniture and equipment	7,021	4,175	2,846
Leasehold improvements	17,039	9,737	7,302
Signs	4,454	2,894	1,560
Buildings	132	8	124
Land	51	-	51
Vehicle	36	2	34
	$ 36,689	$ 19,099	$ 17,590

55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended June 30, 2009 and 2008 (in thousands except share and per share amounts)

NOTE 7 – CAPITAL ASSETS (CONTINUED)

2008	Cost	Accumulated Amortization	Net Book Value
Computer hardware	$ 2,088	$ 1,004	$ 1,084
Computer software	3,315	414	2,901
Fixtures, furniture and equipment	5,319	3,036	2,283
Leasehold improvements	12,985	7,177	5,808
Signs	3,930	2,169	1,761
Buildings	132	3	129
Land	51	-	51
	$ 27,820	$ 13,803	$ 14,017

Included in computer software are assets under development with a cost of $2,730 (2008 - $2,383). These assets have not been amortized in the year.

Amortization expense for the year includes a loss on disposition of capital assets of $191 (2008 – loss of $277).

Assets under capital lease included above:

2009	Cost	Accumulated Amortization	Net Book Value
Computer hardware	$ 1,696	$ 280	$ 1,416
Fixtures, furniture and equipment	574	537	37
Leasehold improvements	7	7	-
Signs	108	108	-
	$ 2,385	$ 932	$ 1,453

2008	Cost	Accumulated Amortization	Net Book Value
Computer hardware	$ 67	$ 67	$ -
Fixtures, furniture and equipment	574	423	151
Leasehold improvements	7	6	1
Signs	108	90	18
	$ 756	$ 586	$ 170

Amortization of capital assets includes $346 (2008 - $144) relating to assets under capital leases.

During the year ended June 30, 2009, additions to capital assets included $1,628 (2008 - $nil) of assets that were acquired by means of capital lease and $36 (2008 - $nil) of assets that were acquired by way of vehicle financing.

56

NOTE 8 – INTANGIBLE ASSETS

2009	Cost	Accumulated Amortization	Net Book Value
Customer contracts, relationships, lists and other	$ 717	$ 706	$ 11
Non-compete agreements	269	210	59
Favourable and unfavourable leases	89	89	-
Brand name	5,300	-	5,300
	$ 6,375	$ 1,005	$ 5,370

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended June 30, 2009 and 2008 (in thousands except share and per share amounts) 57 During fiscal 2009, the Company acquired $60 in non-compete agreements (2008 - $nil) and $10 in customer lists (2008 – $15). NOTE 9 – INCOME TAXES (a) Provision for Income Taxes The income tax provision differs from the amount that would be computed by applying the federal and provincial statutory income tax rates of 31.3% (2008 – 30.6%) to income from continuing operations as a result of the following: (b) Future Income Taxes The tax effects that give rise to significant portions of the future income tax assets and liabilities are presented below: In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the period in which those temporary differences become deductible. Based upon management assessment, management believes it is more likely than not that the Company will realize the benefits of these deductible differences. The amount of the future tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced. NOTE 8 – INTANGIBLE ASSETS (CONTINUED) 2008 Accumulated Net Book Cost Amortization Value Customer contracts, relationships, lists and other $ 707 $ 685 $ 22 Non-compete agreements 209 195 14 Favourable and unfavourable leases 89 89 - Brand name 5,300 - 5,300 $ 6,305 $ 969 $ 5,336 2009 2008 Income before income taxes $ 21,519 $ 20,392 Computed tax expense at statutory income tax rates 6,744 6,240 Change in enacted tax rates 1 1,351 Stock-based compensation 306 190 Permanent differences and other (179) 89 Total income tax provision $ 6,872 $ 7,870 2009 2008 Future income tax assets: Accrued liability for class action settlements and other temporary differences $ 1,622 $ - Non-capital losses - 3,166 Long-term non-capital losses carried forward $ 67 $ 57 Capital, intangible assets and goodwill - differences between net book value and undepreciated capital cost 563 1,022 Deferred lease inducements - differences between book value and tax value 227 225 Future tax benefit of share issue costs (netted against share issue costs) 112 295 $ 969 $ 1,599 Future income tax liabilities: Capital, intangible assets and goodwill - differences between net book value and undepreciated capital cost $ (1,431) $ (1,140)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended June 30, 2009 and 2008 (in thousands except share and per share amounts)

NOTE 9 – INCOME TAXES (CONTINUED)

As at June 30, 2009, the Company had unused non-capital tax loss carry-forwards available to reduce taxable income in future years as follows:

Year of Origin	Year of Expiry	Amount
2006	2026	$ 29
2007	2027	169
2008	2028	20
2009	2029	9
		$ 227

NOTE 10 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	2009	2008
Trade accounts payable and accrued liabilities	$ 3,587	$ 4,117
Class action settlements - Note 11 (a) and (b)	6,169	-
Accrued salaries and benefits	3,458	2,622
Amounts due to third party lenders	939	636
Other	43	17
	$ 14,196	$ 7,392

The amounts due to third party lenders reflects funds made available by lenders but not yet advanced to customers, any liability under the lending agreement, including any accrued retention payments, as well as loan repayment and interest amounts collected from customers. Amounts due to third party lenders are non-interest bearing, unsecured and have no specified repayment terms.

NOTE 11 – CLASS ACTION SETTLEMENTS

(a) Ontario and the rest of Canada with the exception of British Columbia and Alberta

On April 13, 2004, a legal proceeding was commenced against The Cash Store Inc. and Instaloans Inc., by Thompson McCutcheon (the "Plaintiff"), a customer. The Plaintiff obtained an order pursuant to the *Class Proceedings Act*, 1992, S.O. 1992 c.6 (the "Class Proceeding Act"), as amended, certifying the action as a class proceeding and appointing him as the representative of the class. The Plaintiff asserted that we were in breach of the *Criminal Code of Canada* and the *Fair Trading Act* as the aggregate of all charges including interest, broker fees and card fees charged was in excess of those allowed by law. The Statement of Claim stated that the members of the Class would seek to recover all amounts charged, collected or received by the defendants at a criminal rate of interest, and/or at an excessive rate as well as damages, costs and interest.

58

On December 2, 2008, the Ontario Superior Court of Justice certified the class action lawsuit as a class proceeding under the Act, and granted approval of the settlement that had been agreed to between the Company and the representative Plaintiff on behalf of the Class. The settlement does not constitute any admission of liability by Cash Store Financial.

Under the terms of the settlement, the Company is to pay to the Class a minimum of $750 and a maximum of $1,500 in cash and a minimum of $750 and a maximum of $1,500 in credit vouchers to those customers of The Cash Store and Instaloans, exclusive of Alberta and British Columbia, who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full. The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are fully transferable and have no expiry date. Based on our estimate of the rate of take-up of the available cash and vouchers, a provision of $1,910 has been recorded to cover the estimated costs of the settlement, including legal fees and other costs. During the year ended June 30, 2009, the Company paid the legal fees and costs of the Class. On August 6, 2009 the claims process was concluded and

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended June 30, 2009 and 2008 (in thousands except share and per share amounts)

NOTE 11 – CLASS ACTION SETTLEMENTS (CONTINUED)

we issued $750 in vouchers and $750 in cheques to the Class members as full and final satisfaction of all claims. Management estimates the range of the cheques and vouchers taken up to be between $1,000 and $1,500.

(b) British Columbia

On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified, on his own behalf and on behalf of all persons who have borrowed money from the defendants: The Cash Store Inc., Cash Store Financial, and All Trans Credit Union Ltd. The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code. On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the B.C. Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of our customer's third party lenders added to the Claim. On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others, the "Related Actions", against Cash Store Financial, Instaloans Inc., and others in respect of the business carried out under the name Instaloans since April 2005.

On May 12, 2009, the Company settled the British Columbia Related Actions in principle. The settlement is conditional upon the terms of the settlement being approved by the Court. The settlement does not constitute any admission of liability by Cash Store Financial. As at June 30, 2009 the settlement had not been approved by the Court. A decision is expected to be received during the second quarter of fiscal 2010.

Under the terms of the settlement in principle, the Company is to pay to the eligible class members a maximum estimated amount, as at this date, of $8,000 in cash and $8,000 in credit vouchers, subject to court approval, who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full or who met certain other eligibility criteria. The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are not transferable and have no expiry date. In addition, the Company is to pay the legal fees and costs of the Class. Based on our estimate of the rate of take-up of the available cash and credit vouchers, a provision and accrued liability of $5,000 has been recorded to cover the estimated costs of the settlement, including legal fees of the Class and costs to administer the settlement fund. The estimated maximum exposure with respect to this settlement is approximately $16,000. It is possible that additional reserves above that are already recorded by the Company could be required. Additional reserves, if required, cannot be reasonably determined at this time because of the difficulty in predicting the number of Class Members who may sign up for the settlement.

NOTE 12 – OBLIGATIONS UNDER CAPITAL LEASES AND OTHER

	2009		
	Aggregate Due	Less Imputed Interest	Net
Various leases - repayable in monthly instalments totalling $42 including imputed interest ranging from nil - 9.0%; due to mature between 2010 - 2013; secured by leased assets with an aggregate carrying amount of $1,425.	$ 1,640	$ 215	$ 1,425
Less current portion	500	104	396
	$ 1,140	$ 111	$ 1,029

	2008		
	Aggregate Due	Less Imputed Interest	Net
Various leases - repayable in monthly instalments totalling $2 including imputed interest ranging from 12.6 - 13.3%; due to mature in 2008; secured by leased assets with an aggregate carrying amount of $170	$ 9	$ 1	$ 8
Less current portion	9	1	8
	$ -	$ -	$ -

59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended June 30, 2009 and 2008 (in thousands except share and per share amounts)

NOTE 12 – OBLIGATIONS UNDER CAPITAL LEASES AND OTHER (CONTINUED)

The Company has financed certain office furniture, equipment, and printers by entering into capital leasing and financing arrangements.

The capital lease repayments are due as follows:

	Aggregate Due	Less Imputed Interest	Net
2010	$ 500	$ 104	$ 396
2011	500	70	430
2012	455	35	420
2013	185	6	179
	$ 1,640	$ 215	$ 1,425

During the year, the Company incurred interest charges related to capital leases in the amount of $68 (2008 – $6). These have been included in selling, general and administrative expenses.

NOTE 13 – SHARE CAPITAL

(a) Issued share capital

	2009		2008	
	Number of Shares	Amount	Number of Shares	Amount
Authorized:				
Unlimited common shares with no par value				
Issued:				
Balance, beginning of year	19,540,002	$ 46,085	20,793,112	$ 48,954
Transfer from contributed surplus for stock options exercised - Note 14	-	281	-	117
Options exercised	137,960	268	100,000	200
Shares repurchased	(2,718,470)	(6,412)	(1,353,110)	(3,186)
Balance, end of year	16,959,492	$ 40,222	19,540,002	$ 46,085

On June 25, 2008, the Company announced its intention to make a normal course issuer bid (the "Bid") to purchase, through the facilities of the Toronto Stock Exchange, certain of its outstanding common shares. The number of common shares to be purchased during the period of the Bid from July 3, 2008 to July 2, 2009 will not exceed 1,218,470 common shares, or approximately 10% of the public float outstanding on June 27, 2008. Common shares purchased pursuant to the Bid will be cancelled. The Company has purchased 1,218,470 (2008 – 1,353,110) common shares at a cost of $7,110 for the year ended June 30, 2009 (2008 – $5,976).

60

On November 5, 2008, the Company announced its intention to make a substantial issuer bid to purchase and cancel by way of a "Dutch Auction", through the facilities of the Toronto Stock Exchange, up to $9,000 of its outstanding common shares from its shareholders. The Company has purchased 1,500,000 common shares at a cost of $9,000 for the year ended June 30, 2009.

(b) Options to Employees and Directors

The Company has an incentive stock option plan for certain employees, officers and directors. Options issued under the plan have vesting terms that vary depending on date granted and other factors. All stock options must be exercised over specified periods not to exceed five years from the date granted. At June 30, 2009, 1,128,356 (2008 – 955,936) common shares remained reserved for issuance under the stock option plan.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended June 30, 2009 and 2008 (in thousands except share and per share amounts) 61 The continuity of the Company’s outstanding and exercisable stock options for the year ended June 30, 2009 and 2008 is as follows: At June 30, 2009, the range of exercise prices, the weighted average exercise price and weighted average remaining contractual life are as follows: The fair value of common share options is estimated at the grant date using the Black-Scholes pricing model based on the following weighted average assumptions: (c) Warrants to outside agents On May 14, 2009, the Company entered into an agreement for the exclusive financing services of a financing agent. In consideration of providing these financial advisory and agency services, non-transferrable warrants up to a total of 150,000 common shares in the Company at a strike price of $7.80 per share with an expiry on May 14, 2011 will be issued. NOTE 13 – SHARE CAPITAL (CONTINUED) 2009 2008 Total Options Weighted Total Options Weighted for Shares Average Price for Shares Average Price Outstanding, beginning of year 1,089,000 $ 4.35 765,000 $ 5.62 Granted 305,000 5.91 607,000 4.17 Exercised (137,961) 1.94 (100,000) 2.00 Forfeited (127,683) 7.43 (183,000) 5.04 Outstanding, end of year 1,128,356 4.72 1,089,000 4.35 Exercisable, end of year 466,365 $ 4.75 249,999 $ 4.89 Number Weighted Average Weighted Average Number Fiscal Year Granted Outstanding Remaining Term Exercise Price Exercisable 2006 212,989 19 mos. $ 5.46 212,989 2007 100,000 25 mos. 5.51 66,668 2008 585,367 40 mos. 3.66 186,708 2009 230,000 55 mos. 6.39 - 1,128,356 38 mos. $ 4.72 466,365 2009 2008 Risk free interest rate 2.8% 3.8% Expected life (years) 5 5 Expected volatility 59.6% 84.6% Expected dividends 4.5% 2.4% The weighted average grant-date fair value of options granted was estimated at $2.42 (2008 - $2.22) per option. 2009 2008 Number of Weighted Average Number of Weighted Average Warrants Exercise Price Warrants Exercise Price Balance, beginning of year nil $ nil nil $ nil Issued 150,000 7.80 nil nil Exercised nil nil nil nil Expired nil nil nil nil Balance, end of year 150,000 $ 7.80 nil $ nil Exercisable for shares, end of year 150,000 $ 7.80 nil $ nil

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended June 30, 2009 and 2008 (in thousands except share and per share amounts)

NOTE 13 – SHARE CAPITAL (CONTINUED)

The fair value of the financing agent warrants issued in fiscal 2009 of $180 was expensed with an offset to contributed surplus. The fair value of the warrants was estimated on the date of issuance using the Black-Scholes option pricing model using the following assumptions:

	2009	2008
Risk free interest rate	1.3%	nil
Expected life (years)	2	nil
Expected volatility	57.7%	nil
Expected dividends	4.1%	nil

The weighted average grant-date fair value of options granted was estimated at $1.80 (2008 - $nil) per warrant.

NOTE 14 – CONTRIBUTED SURPLUS

For stock options granted to certain employees, officers and directors after July 1, 2002, the Company records compensation expense using the fair value method as outlined in Note 13 (b) and (c). Compensation costs are recognized over the vesting period as an increase to stock-based compensation expense, which has been recorded in corporate expenses, with a corresponding increase to contributed surplus. When options are exercised, the fair-value amount in contributed surplus is credited to share capital.

	2009	2008
Balance at beginning of year	$ 3,776	$ 3,268
Stock options exercised	(281)	(117)
Agency warrants on proposed financing - Note 13 (c)	180	-
Stock-based compensation expense	977	625
	$ 4,652	$ 3,776

NOTE 15 – COMMITMENTS

(a) Lease Commitments

The Company is committed to future minimum annual operating lease payments for office, and branch premises, which expire through 2018.

	Aggregate Lease Payments
2010	$ 11,633
2011	9,869
2012	8,204
2013	5,947
2014	2,884
Thereafter	615
	$ 39,152

62

(b) New Branch Openings and Additional Lease Commitments

Subsequent to the year end, the Company has committed to leases for seven additional Cash Store and Instaloans locations. The additional minimum annual lease payments required for the next five years are as follows:

	Additional Lease Payments	Aggregate Lease Payments
2010	$ 119	$ 11,752
2011	147	10,016
2012	148	8,352
2013	148	6,095
2014	149	3,033
Thereafter	50	665
	$ 761	$ 39,913

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended June 30, 2009 and 2008 (in thousands except share and per share amounts) 63 NOTE 16 – CONTINGENCIES (a) Legal Proceedings The Company has been served in prior fiscal periods with Statements of Claim issued in Alberta alleging that the Company is in breach of s. 347 of the Criminal Code (the interest rate provision) and certain provincial consumer protection statutes. One of the claims is in respect of payday loans and the certification motion has been pending since fiscal 2006. The other Alberta claim is in respect of title loans and the certification application has not yet been heard. The Company believes that it conducts its business in accordance with applicable law and is defending each of the actions vigorously. However, the likelihood of loss if any is not determinable. Accordingly, no provision has been made for these actions in the accounts. The Company is also involved in other claims related to the normal course of operations. Management believes that it has adequately provided for these claims. (b) Branch Operations The Company’s subsidiaries, The Cash Store Inc. and Instaloans Inc. act as brokers on behalf of consumers seeking short-term advances. The funding of the advances is provided directly to the customers by independent third party lenders. The Company has entered into written business arrangements with a number of third party lenders that are prepared to consider lending to customers. Pursuant to these agreements, services related to the collection of documents and information as well as loan collection services are provided to the third party lenders. The agreements also provide that the third party lenders are responsible for losses suffered as a result of uncollectible loans provided the required duties under the terms of the agreements have been properly performed by the subsidiaries. In the event the duties are not properly performed and the lenders make a claim as required under the agreement, the subsidiaries may be liable to the lenders for losses they have incurred. The Company’s contingent risk is the balance of the third party lenders loan portfolio which totalled approximately $71,000 as at June 30, 2009 (2008 - $58,000). To date, no claims have been made by the third party lenders and no payments have been made or accrued by the subsidiaries pursuant to this clause in the agreements. Risk is managed through compliance with the loan limits, procedures and selection criteria established by the lenders. NOTE 17 – RELATED PARTY TRANSACTIONS (a) Insta-Rent Inc. The Company provided administrative functions to Insta-Rent Inc. from July 1, 2008 to September 30, 2008 for $30 per month. Insta-Rent Inc. was determined to be a related party during this period as it was controlled by the shareholders of the Company until September 30, 2008 at which time Insta-Rent Inc. ceased to be a related party as a result of it being acquired by a third-party entity. Included in selling, general and administrative expense is a recovery of $90 (2008 - $90) relating to these services. These transactions were subject to normal trade terms and were measured at the actual exchange amount. (b) The Cash Store Australia Holdings Inc. The Company provided administrative functions to The Cash Store Australia Holdings Inc. (“TCS Holdings”). For this service the Company charged TCS Holdings $5 per month. Included in selling, general and administrative expense is a recovery of $82 (2008 - $nil) relating to these services. The Company has a $1 (2008 - $660) receivable from TCS Holdings, of which the Company has a 18.3% ownership in (Note 6). Amounts due are non-interest bearing, unsecured and have no specified terms of repayment. The receivable was repaid subsequent to year end.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended June 30, 2009 and 2008 (in thousands except share and per share amounts) 64 NOTE 18 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (a) Classification of Financial Instruments The Company has made the following classifications: cash and cash equivalents as held-for-trading; accounts receivable as loans and receivables, and accounts payable and accrued liabilities and obligations under capital leases and other as other financial liabilities. (b) Fair Values The fair values of financial instruments have been estimated on the basis of available market quotations or the use of an appropriate price modeling commonly used by market participants to estimate fair value. Such modeling includes option-pricing models and discounted cash flow analysis using observable market based inputs to estimate fair value. Fair value determined using valuation models requires the use of assumptions concerning the amount and timing of future cash flows and reflects management’s best estimates using external readily observable market data such as future prices; interest rate yield curves; discount rates for time value; standard market conventions and techniques such as discounted cash flow analysis and option-pricing models. However, the methods and assumptions followed to disclose fair values are inherently judgmental. Accordingly, fair values do not necessarily reflect amounts that would be received or paid in case of immediate settlement of these instruments. The use of different estimations, methodologies and assumptions could have a material effect on the estimated fair value amounts. The methodologies used are as follows: Cash and cash equivalents, accounts receivables, accounts payables and accrued liabilities: due to the short-term nature of these balances, the carrying amounts approximate fair value; and obligations under capital leases and other: the fair values were determined by estimating future cash flows on a borrowing-by-borrowing basis, and discounting these future cash flows using a rate which takes into account the Company’s spread for credit risk at year end for similar terms and types of debt arrangements. (c) Risk Management The Company is exposed to a number of financial risks in the normal course of its business operations, including market risks resulting from fluctuations in interest rates, as well as credit and liquidity risks. The nature of the financial risks and the Company’s strategy for managing these risks has not changed significantly from the prior period. Market risk is the risk of loss that results from changes in market factors such as foreign currency exchange rates and interest rates. The level of market risk to which the Company is exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of the Company’s financial assets and liabilities held, non-trading physical assets and contract portfolios. Overall, the Company’s Board of Directors has responsibility for the establishment and approval of the Company’s risk management policies. To manage the exposure to changes in market risk, management performs a risk assessment on a continual basis to help ensure that all significant risks related to the Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company’s operating activities. The following summarizes the types of market price risks to which the Company is exposed, and the risk management instruments to mitigate them. The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts. The Company does not currently use derivative financial instruments to manage its market risks and does not hold or issue derivative financial instruments for trading or speculative purposes. (i) Foreign Exchange Risk The Company is not exposed to foreign exchange risk as all operations are in Canada and no significant transactions are entered into in a foreign denominated currency.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended June 30, 2009 and 2008 (in thousands except share and per share amounts) 65 (ii) Interest Rate Risk The Company does not have any variable interest bearing obligations; therefore, the Company’s exposure to interest rate fluctuations relative to financial instruments is minimal. (iii) Credit Risk Credit risk is the risk of financial loss to the Company if a customer or counter-party to a financial instrument fails to meet its contractual obligations and arises principally from the Company’s cash and accounts receivable. The maximum amount of credit risk exposure is limited to the carrying amount of the balances disclosed in these financial statements. The Company manages the credit risk associated with its cash by holding its funds with reputable Canadian financial institutions. The Company acts as a broker and has no concentration of credit risk with any particular individual, company or other entity, related to the brokering of payday advance services. Funding of these short-term advances is provided by independent third party lenders. The advances are repayable by the customer to the third party lenders and represent assets of the lenders. However, the credit risk relates to the possibility of default of payment on the Company’s accounts receivable. The Company performs on-going credit evaluations, aging of the receivable, payment history, security, and allows for uncollectible amounts when determinable. As at June 30, 2009 there are no significant past due accounts. The maximum exposure to credit risk are represented by the carrying amount of accounts receivable which is approximately $2,864 (2008 - $6,153). (iv) Liquidity Risk Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due or will not receive sufficient funds from its third party lenders to advance to the Company’s customers. The Company manages all liquidity risk through maintaining a sufficient working capital amount through daily monitoring of controls, cash balances and operating results. The Company’s principal sources of cash are funds from operations, which the Company believes will be sufficient to cover its normal operating and capital expenditures. The maximum exposures to liquidity risk are represented by the carrying amount of accounts payable and accrued liabilities and obligations under capital leases and other which is approximately $15,621. This amount is made up of the following: NOTE 18 – FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (CONTINUED) Carrying Contractual Less Than Amount Cash Flows 1 Year 1-3 Years Accounts payable and accrued liabilities $ 14,196 $ 14,196 $ 14,196 $ - Obligations under capital leases and other (including interest) 1,425 1,639 500 1,139 $ 15,621 $ 15,835 $ 14,696 $ 1,139

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS For the years ended June 30, 2009 and 2008 (in thousands except share and per share amounts) 66 NOTE 19 – MANAGEMENT OF CAPITAL The Company’s objective when managing capital is to provide a return to its shareholders by fairly pricing its services with the associated level of risk while being able to sufficiently fund future growth initiatives. The Company defines capital that it manages as the aggregate of its shareholders’ equity, which is comprised of share capital, contributed surplus and retained earnings. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue shares, repurchase shares through a normal course issuer bid, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestures, as well as capital and operating budgets. The Company sets the amount of capital in proportion to risk and manages the capital structure and makes adjustments to it based on economic or regulatory changes. In order to maintain or modify the capital structure, the Company may seek additional sources of capital. The Company has limited reliance on debt facilities and is not subject to any restrictive covenants. The Company’s capital management objectives, policies and procedures were unchanged since prior year end. NOTE 20 – DISCONTINUED OPERATIONS On November 28, 2007, the Company’s shareholders approved a plan to spin-off the Company’s rental operations and certain of its assets and liabilities to Insta-Rent Inc., which was a new publicly-traded company whose common shares were, upon the completion of this transaction, owned by the shareholders of the Company. This spin-off transaction was completed on March 31, 2008 and accordingly, the Company ceased to consolidate those assets and liabilities of the rental division transferred to Insta-Rent Inc. and have presented the results of its operations and its cash flows for the year ended June 30, 2008 as discontinued operations. The loss from discontinued operations is summarized as follows: NOTE 21 – SUBSEQUENT EVENTS (a) Purchase of the Company’s equity securities On June 30, 2009, the Company announced its intention to make a normal course issuer bid to purchase, through the facilities of the Toronto Stock Exchange, certain of its outstanding common shares. The number of common shares to be purchased during the period of the normal course issuer bid (the “Bid”) from July 3, 2009 to July 2, 2010 will not exceed 1,063,295 common shares, or approximately 10% of the public float outstanding on June 26, 2009. Common shares purchased pursuant to the Bid will be cancelled. No purchases related to this Bid were settled during fiscal 2009, however subsequent to year end the Company has purchased 361,000 common shares at a cost of $3,072. (b) Dividends declared On August 26, 2009, the Company declared two cash dividends. The first dividend is a quarterly cash dividend of $0.065 per common share and the second dividend is a special cash dividend of $0.075 per common share. Both are payable on September 24, 2009 to shareholders of record on September 9, 2009. Decisions on future dividends will be subject to Board of Directors’ approval. NOTE 22 – COMPARATIVE FIGURES Certain comparative figures have been reclassified to conform to presentation adopted for the current period. 2009 2008 Rental revenue $ - $ 15,468 Loss from discontinued operations before tax - (2,492) Loss from discontinued operations $ - $ (1,716)

67 Corporate Governance The values that guide our day-to-day operations are also reflected in the guidance we receive from our Board of Directors, which embraces the principle that strong corporate governance works in the best interest of Cash Store Financial and its shareholders. Cash Store Financial believes that effective corporate governance practices are fundamental to the overall success of a company. Our Corporate Governance practices reflect our commitment to openness and accountability. Cash Store Financial is committed to full compliance with applicable corporate governance requirements and seeks to continuously improve its corporate governance standards. Each Director is expected to attend all regularly scheduled meetings and all of the Committees on which they serve. To prepare for meetings, members of the Board are expected to review the materials that are sent to each Director in advance of those meetings. Each Director must act honestly and in good faith with a view to the best interests of Cash Store Financial and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Board of Directors of Cash Store Financial has: • adopted a Board Mandate • adopted charters for each of the standing committees • adopted Position Descriptions for the CEO, Chairman, Lead Director and the Committee Chairs • adopted a Code of Business Conduct and Ethics that establishes a high standard for ethical behaviour among management and employees • implemented a formal Timely Disclosure, Confidentiality and Insider Trading Policy to ensure that communications with investors and the public are timely, factual and materially accurate The Board of Directors has established an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee. The Audit Committee and Corporate Governance and Nominating Committee are made up of independent directors. The majority of the members of the Compensation Committee are independent directors. To further reinforce independence, the Board has appointed Mr. Al Mondor as Lead Director. Mr. Mondor is responsible for developing the agenda for and presiding over in-camera sessions, and acting as principal liaison between the non-management Directors and the CEO on matters dealt within the in-camera sessions. A whistleblower policy, which establishes the process of reporting a complaint or concern with respect to accounting or auditing matters, was also adopted. For a complete review of Cash Store Financial’s corporate governance practices, please refer to the Management Information Circular, available on our website at www.csfinancial.ca.

68 Gordon J. Reykdal Chairman & Chief Executive Officer Mr. Reykdal holds the position of Chairman and Chief Executive Officer of Cash Store Financial, a company he founded in February 2001. He was also the founder, Chairman, President and Chief Executive Officer of RTO Enterprises Inc. from 1991 to 2001. RTO Enterprises Inc. was restructured and became easyhome (TSX:EH) William C. (Mickey) Dunn Compensation Committee - Chair Corporate Governance and Nominating Committee Chairman, True Energy Inc. Joined the Board of Cash Store Financial on May 12, 2002. Mr. Dunn has been the Chairman of True Energy Trust Inc., an oil and gas company, since September 2000 and is also a Director for Precision Drilling Inc. as well as Vero Energy Inc. From 1982 to 2000 he was the President of Cardium Service and Supply Ltd. Brian W. Hesje Audit Committee Chairman, Fountain Tire Corp. Joined the Board of Cash Store Financial on November 22, 2003. Mr. Hesje has been the Chairman of Fountain Tire Ltd., a tire retail company, since 1992, prior to which he was Chief Executive Officer from 2002 to 2005 and President from 1992 to 2002. He also serves on the Board of Directors for CIRCA Enterprises Inc. Edward C. McClelland Compensation Committee President and CEO of The Cash Store Australia Holdings Inc. Chairman, TEC Groups #223 & #323 Joined the Board of Cash Store Financial on November 8, 2005. Mr. McClelland has been the Chairman, of TEC (The Executive Committee) Groups #223 & #323, an international organization comprised of over 15,000 CEOs from businesses with revenues of more than $3 million, since 1997. From 1994 to 1996 he was the Vice President of CIBC Finance. Prior to that he was the President of Transamerica/Borg Warner Group of Companies, Canada, Australia, and Europe. J. Albert (Al) Mondor Lead Director, Audit Committee - Chair Vice President, Sumex Inc Joined the Board of Cash Store Financial on April 9, 2008. Mr. Mondor is a Chartered Accountant and is currently a Vice President at Sumex Inc., a capital and financing solutions business. Prior to that he was the Office Managing Partner of Grant Thornton LLP’s Edmonton practice. Ron Chicoyne Corporate Governance and Nominating Committee, Audit Committee Managing Director, Links Capital Partners Joined the Board of Cash Store Financial on October 29, 2008 Mr. Chicoyne holds a Chartered Financial Analyst designation and the Corporate Finance qualification and received his Bachelor of Commerce (Honours) degree from the University of Manitoba. Mr. Chicoyne is an experienced corporate finance professional with applied operational experience in both private and public equity capital markets. Mr. Chicoyne is currently Managing Partner of Links Capital Partners. Robert Gibson Corporate Governance and Nominating Committee - Chair President, Stuart & Company Limited Joined the Board of Cash Store Financial on April 8, 2008. Mr. Gibson has been President of a private investment firm, Stuart & Company Limited, since 1973 and is also Managing Director of Alsten Holdings Ltd. He has been a director of Precision Drilling Corporation since June 1996 and was appointed to the Board of Trustees in September 2005. Board of Directors

69 OFFICERS Gordon J. Reykdal Chairman and Chief Executive Officer Nancy L. Bland Chief Financial Officer Barret J. Reykdal President and Chief Operating Officer (S.W.) Bill Johnson Senior Executive Vice President Michael J.L. Thompson Senior Vice President and Corporate Secretary BANKERS CIBC Company Information Edmonton, Alberta AUDITORS KPMG LLP Edmonton, Alberta SOLICITORS Cassels Brock and Blackwell LLP Toronto, Ontario TRANSFER AGENT Computershare Investor Services Inc. LISTED Toronto Stock Exchange Trading symbol: CSF HEAD OFFICE 17631-103 Avenue Edmonton, Alberta T5S 1N8 T (780) 408-5110 F (780) 408-5122 Website: www.csfinancial.ca ANNUAL MEETING Annual meeting of Shareholders of The Cash Store Financial Services Inc. will be held in the Oborowsky Designer Seminar Hall at the Alberta Diabetes Institute located at 8602 112 Street, Edmonton, Alberta, on October 29th, 2009 at 10:00 a.m. (MST)

70 A Proud Canadian Company